Exhibit 99.1

First Quarter 2011 Report to Shareholders

BMO Financial Group Reports Strong Results for its First Quarter, as Net Income Increased 18% to $776 Million with Good Contributions from all Operating Groups

P&C Canada Momentum Continues with Net Income Growing 10% to $444 Million

P&C U.S. Continues to Benefit from Improved Margins

PCG Posts Excellent Results, Growing Net Income by 38% to $153 Million

BMO Capital Markets Continues to Deliver Strong Performance

Tier 1 Capital Ratio Remains Strong, at 13.02%

Financial Results Highlights:

•	Net income of $776 million, our highest ever, up $119 million or 18% from a year ago

•	EPS[1] of $1.30 and cash EPS[2] of $1.32, up $0.18 or 16% and $0.19 or 17%, respectively, from a year ago

•	Return on equity of 15.7%, up from 14.3% a year ago

•	Revenue growth of 10.6%, with a productivity ratio of 61.2%

•	Provisions for credit losses of $248 million, down $85 million from a year ago and $5 million from the previous quarter

•	Pre-Provision, Pre-Tax[2] (PPPT) contribution of $1,300 million, our highest ever

Toronto, March 1, 2011 – For the first quarter ended January 31, 2011, BMO Financial Group reported net income of $776 million or $1.30 per share. There was strong performance in each of the operating groups.

Today, BMO announced a second quarter 2011 dividend of $0.70 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.80 per common share.

“The investments we have made in the customer experience over the past four years are differentiating BMO in the marketplace and driving strong growth in our personal and commercial banking, wealth management and capital markets businesses,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “Customers are paying more attention to their finances and this aligns with our core strengths – helping customers maintain balance when it comes to controlling spending, growing savings, borrowing smartly and investing wisely.

“P&C Canada continues to show good momentum, generating strong revenue growth in our personal and commercial businesses, driven by volume growth across most products and improved net interest margin.

“BMO Capital Markets had strong growth in both net income and revenue with good performance in investment banking, where mergers and acquisitions revenue and debt underwriting fees were up appreciably from a year ago.

“Private Client Group produced excellent results with net income up substantially from a year ago. During the quarter, we announced our agreement to acquire Hong Kong-based Lloyd George Management, a boutique asset manager that provides the scale for further expansion of BMO Asset Management and bolsters our portfolio management capabilities in Asian and emerging markets.

“Adjusting for the impact of impaired loans and acquisition costs, results in P&C U.S. were consistent with the same quarter a year ago. Deposits increased 16% year over year due to growth in our commercial segment and the impact of the Rockford, Illinois-based bank transaction, while our personal segment had solid operating leverage, driven by revenue growth, and net interest margins improved in both businesses.

“Our operating businesses are performing well. Their good performance together with our strong balance sheet, liquidity and capital position, give us the flexibility and confidence to react to opportunities to grow our customer base and build the value of the bank for shareholders. During the quarter, we announced signing an agreement to acquire Milwaukee-based Marshall & Ilsley Corporation (M&I), transforming BMO’s U.S. businesses by increasing scale and providing an entry point into attractive new markets. M&I has strong customer relationships, and we will build on their well-earned reputation for providing an exemplary customer experience. Since announcing the agreement, we have moved ahead with our plans to ensure a smooth integration for customers and employees. Upon closing, our North American ‘home market’ will comprise more than 1,600 branches with new opportunities to grow our businesses,” concluded Mr. Downe.

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise.
2	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and net income to income before provisions for credit losses, income taxes and non-controlling interest in subsidiaries (PPPT) are outlined in the Non-GAAP Measures section at the end of the attached Management’s Discussion and Analysis, where such non-GAAP measures and their closest GAAP counterparts are outlined.

BMO Financial Group First Quarter Report 2011 •	1

Operating Segment Overview

P&C Canada

Net income was a strong $444 million, up $41 million or 10% from a year ago. Improved profitability was driven by revenue increases in both our personal and commercial businesses from volume growth across most products and improved net interest margin.

There was strong revenue growth, driven in part by the inclusion of a full quarter of the Diners Club North American franchise financial results in the current year compared to a month in the prior year. Expense growth was also high, as expected, due to initiative spending, increased advertising and the Diners Club franchise impact.

We continue to enhance the customer experience and use our brand to help create a differentiated position built around Making Money Make Sense. We leveraged improvements in our performance management system and achieved greater customer loyalty year over year in both our personal and commercial businesses as measured by net promoter score, an objective measure of customer advocacy. This success is reflected in increases in the average number of product categories used by both personal and commercial customers.

In personal banking, including the retail cards business, we continue to improve the productivity of our sales and distribution network. The pace of new branch openings and renovations is accelerating, and we launched an innovative new branch format designed to encourage great conversations with our customers. We also made substantial improvements in our online banking customer experience with the launch of BMO MoneyLogic this quarter. This online personal financial management tool helps customers view, track and manage their money. Along with this tool, we launched BMO SmartSteps for Investing, an initiative designed to encourage more comprehensive investment conversations and promote our differentiated product offers that meet customers’ needs.

In commercial banking, including corporate cards and the Diners Club business, our market share for loans to small- and medium-sized businesses has increased for four consecutive quarters and is up 60 basis points over last year. We continue to rank second in Canadian business lending market share and our goal is to become the bank of choice for businesses across Canada. We continue to focus on BMO SmartSteps for Business and BMO Business Bundles, which are designed to help our customers choose the banking products that are right for their business. More frequent interactions with our customers have improved the quality of our customer conversations, driving higher commercial banking revenues.

P&C U.S. (all amounts in U.S. $)

Net income of $42 million decreased $6 million or 13% from $48 million a year ago, largely due to a higher provision for credit losses under BMO’s expected loss provisioning methodology. The impact of solid revenue growth from increased deposit balances and improved loan spreads, which improved net interest margin, was offset primarily by increases in the impact of impaired loans and deposit insurance premiums.

On a basis that adjusts for the impact of impaired loans and acquisition integration costs, net income was $63 million, consistent with a year ago on a comparably-adjusted basis.

We continue to focus on the customer experience, as reflected in our high loyalty scores. Our retail net promoter score was 41 for the first quarter of 2011 and 40 in the prior quarter, and remains very strong compared to the scores of our major competitors. We launched Bulls and Blackhawks affinity debit cards in the quarter, an attractive option for chequing account customers who wish to demonstrate their team pride when making everyday transactions. New chequing account openings increased 20% year over year and new household account openings were 43% higher than in the prior year. In addition, our retention of existing customers has increased from the comparable quarter a year ago.

Last year’s commercial client realignment positioned us for growth, creating a larger business by doubling the number of Harris professionals that service this market. A consistent focus on commercial clients’ lending and cash management needs, coupled with a disciplined sales approach, is driving customer acquisition and resulting in deeper relationships through the success of cross-selling efforts. The business has good momentum, which is reflected in strong pipelines for new deposit and loan originations that are expected to lift loan utilization. Deposits have also grown significantly year over year.

Private Client Group

Net income was $153 million, up a strong $42 million or 38% from the same quarter a year ago. Private Client Group net income, excluding the insurance business, was $81 million, up $14 million or 20% from a year ago as we continue to see growth across most of our businesses. Insurance net income was $72 million for the quarter, up $28 million or 66% primarily due to higher net premium revenue and the benefit of the effect of favourable market movements on policyholder liabilities.

Revenue was $661 million, reflecting an increase of $111 million or 20% with growth across all of our businesses, as we remain focused on continuing to deliver the high level of service and advice that our clients expect. The productivity ratio of 69.5% improved by 340 basis points from the prior year.

Assets under management and administration improved by $31 billion or 12% after adjusting to exclude the impact of the weaker U.S. dollar.

During the quarter, Private Client Group announced the signing of a definitive agreement to purchase Hong Kong-based Lloyd George Management, an independent investment manager specializing in Asian and global emerging markets. The deal will increase our assets under management by approximately US$6 billion and strengthen our portfolio management capabilities in those markets. The transaction is anticipated to close early in the third quarter of fiscal 2011.

In February 2011, BMO Guardian Funds received Lipper Awards for having delivered stronger and more consistent risk-adjusted performance than our peers in our BMO Guardian Asian Growth and Income Fund (three-year and five-year categories) and our BMO Guardian Global Technology Fund (one-year, five-year and ten-year categories).

For the fifth consecutive year, BMO Mutual Funds was the highest ranked organization for both English and French language services in Dalbar Inc’s annual ranking of Canadian mutual fund companies.

2	• BMO Financial Group First Quarter Report 2011

BMO Capital Markets

Net income was $257 million, up $45 million or 21% from a year ago, marking a good start to the year. Revenue increased $120 million or 14% to $963 million. Our strong revenue performance was supported by our continued focus on clients, our diversified portfolio of businesses and improving economic conditions. Revenue growth was driven by increases in trading revenue, strong mergers and acquisitions activity and higher underwriting fees across our North American platform. While net income improved from both the previous quarter and the prior year, the improvement was dampened by a provision for prior periods’ income taxes in the U.S. segment but results benefited from favourable market conditions.

During the quarter, our Global Securities Lending Business focus on customer service was recognized with a ranking of 17th in the “Top 100 Institutions Globally”, as assessed by ISF Magazine.

For the first quarter of 2011, BMO Capital Markets was ranked 1st by Bloomberg in announced mergers and acquisitions transactions, and, based on our proprietary new issues database, ranked 3rd in equity underwriting and 2nd in debt underwriting. In fiscal 2010, we were ranked 1st in mergers and acquisitions, 3rd in equity underwriting and 4th in debt underwriting.

BMO Capital Markets participated in 158 new issues in the quarter including 63 corporate debt deals, 23 government debt deals, 65 common equity transactions and seven issues of preferred shares, raising $50 billion.

Acquisition of Marshall & Ilsley Corporation

During the quarter, we announced the signing of a definitive agreement to acquire Marshall & Ilsley Corporation (M&I), a Milwaukee, Wisconsin-based bank holding company with consolidated assets of approximately US$51 billion, in a common stock-for-common stock transaction that valued M&I at approximately Cdn$4.1 billion at the time of the announcement. In addition, we have an agreement-in-principle with the U.S. Treasury Department to purchase the Troubled Asset Relief Program (“TARP”) preferred shares and warrants issued by M&I. The transaction provides the increased scale that we have long sought for our U.S. business. We considered the timing of such an acquisition to be right, given our confidence in our ability to generate attractive financial returns in our businesses both organically and through acquisitions, our strong balance sheet and capital position, increased regulatory clarity and an improving economic environment. The transaction is expected to close in the third quarter of fiscal 2011, subject to customary closing conditions including regulatory approvals and the approval of M&I’s shareholders.

The combination of M&I with our existing U.S. operations would more than double our U.S. branch count to almost 700 and assets under management and administration to US$309 billion. Our U.S. on-balance sheet assets would increase by approximately 44% (based on average fourth quarter assets) and annual U.S. revenues would be approximately US$5 billion. These pro-forma numbers are based on financial positions and results as at or for the years ended October 31, 2010 for BMO and December 31, 2010 for M&I.

The acquisition provides an excellent strategic, financial, and cultural fit, transforming and strengthening our U.S. retail and commercial banking and wealth management businesses by increasing scale and providing a strong entry point into new and attractive markets. The combined businesses would have top five or better retail deposits market shares in attractive, contiguous Midwest markets. The six Midwest states where we will have a significant footprint together have GDP and a population comparable to Canada’s and, as such, our U.S. market will be as large as our Canadian domestic market. Our U.S. customers and communities will benefit from the combination of two organizations with complementary businesses and capabilities, a comparable focus on providing an excellent customer experience and a long history of supporting their shareholders’ interests. The combination provides the opportunity to leverage the greater strengths of each organization.

Both organizations have considerable experience with integrating acquired businesses. Preparation for integration is well underway and will be overseen by a dedicated project integration management office. At the time of the announcement, we indicated that we anticipated cost savings of $250 million and we are continuing to pursue additional expense saving opportunities. We also expect there to be opportunities to add to revenues through expanded access to existing and new markets with increased brand awareness.

We currently anticipate that we may complete a common share offering of less than $400 million prior to the closing of the transaction, down from the $800 million announced on December 17.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010	Change from January 31, 2010
Income Statement Highlights
Total revenue	$3,346	$3,229	$2,907	$3,049	$3,025	10.6%
Provision for credit losses	248	253	214	249	333	(25.6)
Non-interest expense	2,046	2,023	1,898	1,830	1,839	11.3
Net income	776	739	669	745	657	18.1
Net Income by Operating Segment
Personal & Commercial Banking Canada	$444	$419	$425	$394	$403	10.0%
Personal & Commercial Banking U.S.	42	39	40	46	51	(17.3)
Private Client Group	153	129	105	115	111	37.8
BMO Capital Markets	257	214	130	260	212	21.1
Corporate Services (a)	(120)	(62)	(31)	(70)	(120)	0.4
Common Share Data ($)
Diluted earnings per share	$1.30	$1.24	$1.13	$1.26	$1.12	$0.18
Diluted cash earnings per share (b)	1.32	1.26	1.14	1.28	1.13	0.19
Dividends declared per share	0.70	0.70	0.70	0.70	0.70	0.00
Book value per share	34.21	34.09	33.13	32.04	32.51	1.70
Closing share price	57.78	60.23	62.87	63.09	52.00	5.78
Total market value of common shares ($ billions)	32.8	34.1	35.4	35.3	28.9	3.9

	As at
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010	Change from January 31, 2010
Balance Sheet Highlights
Assets	$413,244	$411,640	$397,386	$390,166	$398,623	3.7%
Net loans and acceptances	176,914	176,643	173,555	169,753	169,588	4.3
Deposits	251,600	249,251	242,791	239,260	240,299	4.7
Common shareholders’ equity	19,422	19,309	18,646	17,944	18,054	7.6

	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Financial Measures and Ratios (% except as noted) (c)
Average annual five year total shareholder return	1.7	5.9	5.6	7.2	3.5
Diluted earnings per share growth	16.1	11.7	16.5	+100	+100
Diluted cash earnings per share growth (b)	16.8	11.5	16.3	+100	+100
Return on equity	15.7	15.1	13.7	16.4	14.3
Cash return on equity (b)	15.9	15.3	13.9	16.6	14.4
Net economic profit (NEP) growth (b)	48.6	40.8	+100	+100	+100
Operating leverage	(0.7)	(5.7)	(3.8)	17.9	24.0
Cash operating leverage (b)	(0.7)	(5.7)	(3.9)	17.7	23.9
Revenue growth	10.6	8.0	(2.4)	14.8	23.9
Non-interest expense growth	11.3	13.7	1.4	(3.1)	(0.1)
Cash non-interest expense growth (b)	11.3	13.7	1.5	(2.9)	0.0
Non-interest expense-to-revenue ratio	61.2	62.6	65.3	60.0	60.8
Cash non-interest expense-to-revenue ratio (b)	60.9	62.3	65.0	59.7	60.5
Provision for credit losses-to-average loans and acceptances (annualized)	0.56	0.58	0.50	0.59	0.79
Gross impaired loans and acceptances-to-equity and allowance for credit losses	12.84	13.55	13.54	15.20	13.89
Cash and securities-to-total assets ratio	35.6	35.0	34.6	35.8	33.9
Tier 1 capital ratio	13.02	13.45	13.55	13.27	12.53
Total capital ratio	15.17	15.91	16.10	15.69	14.82
Credit rating (d)
DBRS	AA	AA	AA	AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+
Twelve month total shareholder return	16.6	26.4	22.4	68.7	67.1
Dividend yield	4.85	4.65	4.45	4.44	5.38
Price-to-earnings ratio (times)	11.7	12.7	13.6	14.1	13.6
Market-to-book value (times)	1.69	1.77	1.90	1.97	1.60
Net economic profit (loss) ($ millions) (b)	255	225	158	264	171
Return on average assets	0.74	0.72	0.67	0.78	0.66
Net interest margin on average earning assets	1.82	1.89	1.88	1.88	1.85
Non-interest revenue-to-total revenue	51.4	50.2	46.0	50.1	49.3
Equity-to-assets ratio	5.3	5.3	5.3	5.3	5.2

All ratios in this report are based on unrounded numbers.

(a)	Corporate Services includes Technology and Operations.

(b)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

(d)	For a discussion of the significance of these credit ratings, see “Credit Ratings” on p.16 of Management’s Discussion and Analysis.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of March 1, 2011. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended January 31, 2011, included in this document, and the annual MD&A for the year ended October 31, 2010, included in BMO’s 2010 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

(Unaudited) (Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income	1,627	95	6%	17	1%
Non-interest revenue	1,719	226	15%	100	6%
Revenue	3,346	321	11%	117	4%
Specific provision for credit losses	248	(85)	(26% )	(5)	(2% )
Increase in the general allowance	-	-	-	-	-
Total provision for credit losses	248	(85)	(26% )	(5)	(2% )
Non-interest expense	2,046	207	11%	23	1%
Provision for income taxes	258	81	45%	62	31%
Non-controlling interest in subsidiaries	18	(1)	(4% )	-	-
Net income	776	119	18%	37	5%

Amortization of acquisition-related intangible assets (after tax) (1)	8	1	19%	(1)	(3% )
Cash net income (2)	784	120	18%	36	5%

Earnings per share – basic ($)	1.31	0.19	17%	0.06	5%
Earnings per share – diluted ($)	1.30	0.18	16%	0.06	5%
Cash earnings per share – diluted ($) (2)	1.32	0.19	17%	0.06	5%
Return on equity (ROE)	15.7%		1.4%		0.6%
Cash ROE (2)	15.9%		1.5%		0.6%
Productivity ratio	61.2%		0.4%		(1.4% )
Cash productivity ratio (2)	60.9%		0.4%		(1.4% )
Operating leverage	(0.7% )		nm		nm
Cash operating leverage (2)	(0.7% )		nm		nm
Net interest margin on earning assets	1.82%		(0.03% )		(0.07% )
Effective tax rate	24.5%		3.7%		3.9%

Capital Ratios:
Tier 1 Capital Ratio	13.02%		0.49%		(0.43% )
Total Capital Ratio	15.17%		0.35%		(0.74% )

Net income:
Personal and Commercial Banking	486	32	7%	28	6%
P&C Canada	444	41	10%	25	6%
P&C U.S.	42	(9)	(17% )	3	8%
Private Client Group	153	42	38%	24	19%
BMO Capital Markets	257	45	21%	43	20%
Corporate Services, including Technology and Operations (T&O)	(120)	-	-	(58)	(97% )
BMO Financial Group Net Income	776	119	18%	37	5%

(1)	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash net income.
(2)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section at the end of the MD&A, which outlines the use of non-GAAP measures in this document.

nm – not meaningful.

4	• BMO Financial Group First Quarter Report 2011

Management’s Responsibility for Financial Information

Bank of Montreal’s Chief Executive Officer and Chief Financial Officer have signed certifications relating to the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended January 31, 2011 and relating to the design of our disclosure controls and procedures and internal control over financial reporting. Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as at January 31, 2011, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

Bank of Montreal’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable; ensure receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of Bank of Montreal; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting during the quarter ended January 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As in prior quarters, Bank of Montreal’s audit committee reviewed this document, including the unaudited interim consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2010 Annual Report, which can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.

With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group First Quarter Report 2011 •	5

Economic Outlook and Review

After slowing in the summer and fall, Canada’s economy has improved amid strong business investment, firmer housing markets and steady consumer spending. Supported by high commodity prices and a pickup in U.S. demand, Canada’s real GDP likely grew at an annual rate of more than 3% in early 2011, the best performance in a year. However, the strong Canadian dollar and a shift toward a more restrictive fiscal policy will likely constrain the expansion in 2011. Moreover, higher interest rates and stricter mortgage rules are expected to moderate consumer spending and housing activity, slowing growth in personal credit and residential mortgages. Commercial loan demand, however, should strengthen as a result of robust business investment. The economy is projected to grow at a moderate rate of 2.8% in 2011, compared with estimated growth of 3.0% in 2010. An expected resumption of tighter monetary policy in the spring, coupled with high commodity prices, should lead to the Canadian dollar trading modestly above parity with the U.S. dollar in 2011.

The U.S. economic recovery has strengthened as a result of expansive monetary and fiscal policies and healthy global demand. Business capital spending remains solid and personal consumption has picked up following a reduction in household debt. However, housing markets remain weak and employment growth is uneven. The U.S. economy is projected to grow at a moderately strong rate of 3.2% in 2011, compared with 2.9% in 2010, the best performance in seven years. Despite improved growth, the Federal Reserve will likely maintain its low-interest rate policy for a third consecutive year in the face of high unemployment and low inflation. Stronger economic growth and low interest rates should support capital markets activity.

In the Midwest, where the bulk of our U.S. operations are located, the economy has also shown further signs of improvement. As a result of solid growth in exports, pent-up demand for motor vehicles and rising agricultural prices, growth is expected to strengthen moderately in 2011 at a pace consistent with the overall U.S. economy. Consumer and business loan demand should also improve, but the outlook for housing markets remains weak and unemployment rates are expected to remain elevated in the near term.

This Economic Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the first and fourth quarters of 2010 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate, expressed in terms of the Canadian dollar cost of a U.S. dollar, fell by 5% from a year ago and by 3% from the average of the fourth quarter of 2010. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q1-2011
(Canadian $ in millions, except as noted)	vs. Q1-2010	vs. Q4-2010
Canadian/U.S. dollar exchange rate (average)
Current period	1.0074	1.0074
Prior period	1.0587	1.0387
Increased (decreased) revenue	(39)	(24)
Decreased (increased) expense	26	16
Decreased (increased) provision for credit losses	7	4
Decreased (increased) income taxes and non-controlling interest in subsidiaries	-	1
Increased (decreased) net income	(6)	(3)

At the start of each quarter, BMO assesses whether to enter into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our expected U.S.-dollar-denominated net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations, but only within that quarter. As a result, the sum of the hedging gains/losses for the four quarters in a year is not directly comparable to the impact of year-over-year exchange rate fluctuation on earnings for the year. Over the course of the current quarter, the U.S. dollar weakened slightly, as the exchange rate decreased from Cdn$1.0202 per U.S. dollar at October 31, 2010 to an average of Cdn$1.0074. However, hedging transactions resulted in a minimal after-tax loss of less than $1 million in the quarter. The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S.-dollar-denominated net income for the next three months.

The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Other Value Measures

Net economic profit was $255 million (see the Non-GAAP Measures section), compared with $225 million in the fourth quarter and $171 million in the first quarter of 2010.

BMO’s average annual total shareholder return for the five-year period ended January 31, 2011 was 1.7%.

6	• BMO Financial Group First Quarter Report 2011

Net Income

Q1 2011 vs Q1 2010

Net income was $776 million for the first quarter of 2011, up $119 million or 18% from a year ago. Earnings per share were $1.30, up from $1.12 a year ago.

There was strong growth in both revenue and net income in each of our three operating groups. Expenses also increased appreciably, due to continued investment spending, including acquisitions, and increased performance-based compensation in line with higher revenues. Provisions for credit losses were lower due to the improved credit environment. Income taxes were higher due primarily to a provision for prior periods’ income taxes in the U.S. segment of BMO Capital Markets and higher earnings.

Q1 2011 vs Q4 2010

Net income increased $37 million or 4.9% from the fourth quarter and earnings per share increased $0.06 or 4.8% from $1.24.

Solid revenue growth outpaced expense growth in the quarter. Provisions for credit losses were modestly lower and income taxes were higher, due mostly to the provision for prior periods’ income taxes discussed above.

Revenue

BMO analyzes consolidated revenues on a GAAP basis. However, like many banks, BMO analyzes the revenues of its operating groups and associated ratios computed using revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions.

Total revenue increased $321 million or 11% from a year ago. There were solid increases in each of our groups, with particularly strong growth in Private Client Group. The weaker U.S. dollar decreased revenue growth by $39 million or 1.3 percentage points, primarily in BMO Capital Markets and P&C U.S.

Revenue increased $117 million or 3.6% from the fourth quarter of 2010. There was particularly strong growth in BMO Capital Markets and Private Client Group. The weaker U.S. dollar decreased revenue growth by $24 million or 0.7 percentage points.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

Net Interest Income

Net interest income increased $95 million or 6.1% from a year ago, with solid growth in P&C Canada, P&C U.S. and Private Client Group. Higher BMO average earning assets drove the increase.

BMO’s overall net interest margin decreased by 3 basis points year over year to 1.82%. There were solid increases in each of the groups except BMO Capital Markets. Lower net interest income in Corporate Services also contributed to the overall reduction in net interest margin. Increased margin in P&C Canada was primarily driven by higher spreads in personal lending products, partially offset by lower spreads in commercial deposits. In P&C U.S., the increase was mainly due to higher loan spread and deposit balance growth, partially offset by deposit spread compression. In Private Client Group, the increase was due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The reduction in net interest margin in BMO Capital Markets was primarily attributable to lower trading net interest income.

Average earning assets increased $25.1 billion or 7.6% relative to a year ago, but adjusted to exclude the impact of the weaker U.S. dollar, increased by $31.5 billion. Higher asset levels were attributable to loan growth in P&C Canada, increased trading assets in BMO Capital Markets and increases in personal loans in Private Client Group’s private banking business. There were also higher cash balances in Corporate Services representing increased deposits with the Federal Reserve. P&C U.S. average earning assets were lower as reduced business spending continues to affect credit utilization, which also contributed to lower loan balances in BMO Capital Markets. Large borrowers have been accessing debt markets and paying down bank facilities.

Relative to the fourth quarter, net interest income increased $17 million or 1.1%. Solid growth in BMO Capital Markets and P&C Canada was partially offset by lower net interest income in Corporate Services.

BMO’s overall net interest margin decreased 7 basis points from the fourth quarter to 1.82% due to growth in BMO Capital Markets lower-margin assets and reduced net interest income in Corporate Services. There was good margin improvement in P&C U.S., due to improved loan spreads and higher deposit balances, and in Private Client Group, due to higher deposit spreads. There was a small improvement in P&C Canada, as the impact of higher spreads in personal lending was offset by the impact of additional personal lending interest revenue recorded in the preceding quarter. There was increased dividend income in BMO Capital Markets.

Average earning assets increased $15.3 billion or 4.5% from the fourth quarter but adjusted to exclude the impact of the weaker U.S. dollar, increased $19.2 billion. The increase was attributable to strong growth in BMO Capital Markets due to higher trading assets. Growth was more subdued in the other groups.

BMO Financial Group First Quarter Report 2011 •	7

Net Interest Margin (teb)*

(In basis points)	Q1-2011	Increase (Decrease) vs. Q1-2010	Increase (Decrease) vs. Q4-2010
P&C Canada	300	5	1
P&C U.S.	404	68	15
Personal and Commercial Client Group	317	14	3
Private Client Group	292	11	6
BMO Capital Markets	80	(13)	2
Corporate Services, including Technology and Operations (T&O)**	nm	nm	nm
Total BMO	182	(3)	(7)
Total Canadian Retail***	302	8	1

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins, and changes in margins. Operating group margins are stated on a teb basis while total BMO margin is stated on a GAAP basis.
**	Corporate Services net interest income is negative and lowered BMO’s overall net interest margin to a greater degree in 2011 than in 2010.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.

nm  –  not meaningful

Non-Interest Revenue

Non-interest revenue is detailed in the attached summary unaudited consolidated financial statements. Non-interest revenue increased $226 million or 15% from a year ago. The growth was mostly attributable to strong increases in BMO Capital Markets and Private Client Group.

There was strong growth in securities commissions and fees in the relatively stronger trading environment, and in equity and foreign exchange trading revenues. Insurance income also rose strongly, benefiting from both growth in net premium revenue and the effects of favourable market movements on policyholder liabilities. There were also healthy increases in mutual fund revenues and underwriting and advisory fees. Most categories of non-interest revenue were higher and the few decreases were modest.

Securitization revenues decreased $5 million from a year ago. In the quarter, we securitized $0.7 billion of residential mortgage loans.

Relative to the fourth quarter, non-interest revenue increased $100 million or 6.1%. This improvement was also attributable to significant increases in BMO Capital Markets and Private Client Group.

There was strong growth in securities commissions and fees, trading revenues and insurance income. There was good growth in underwriting and advisory fees due to better market conditions. Card fees were down due to higher rewards costs and reduced cards and payments revenue as a result of lower volumes. Securitization revenues also fell, primarily due to lower spreads on securitized assets. Trading revenues in the fourth quarter were lowered by accounting adjustments in our equity trading business and trading results in the current quarter benefited from favourable market conditions.

Non-Interest Expense

Non-interest expense is detailed in the attached summary unaudited consolidated financial statements. Non-interest expense increased $207 million or 11% from a year ago to $2,046 million. Approximately 45% of the increase was due to continued investment in our P&C businesses including technology development initiatives and the addition of staff in Canada, while 15% was due to the effects of our acquisitions of certain assets and liabilities of the Rockford, Illinois-based bank and the Diners Club North American franchise. The remaining increase was driven by higher expenses in Private Client Group and BMO Capital Markets due to increased employee compensation, resulting from higher revenues and staff additions. The weaker U.S. dollar reduced expense growth by $26 million or 1.4 percentage points, but the harmonized sales tax, implemented in both Ontario and British Columbia on July 1, 2010, increased expenses year over year by a comparable amount.

There were significant increases in employee compensation, as discussed above. Computer equipment, travel and business development and professional fees were also appreciably higher than a year ago, reflecting continued investments in the business and expenditures to support revenue growth.

Relative to the fourth quarter, non-interest expense increased $23 million or 1.2%. The weaker U.S. dollar decreased expense growth by $16 million or 0.8 percentage points. Employee compensation costs were significantly higher due largely to increases in performance-based compensation and benefits costs. Higher performance-based compensation reflects increased revenues and a $63 million charge for performance-based compensation costs in respect of employees eligible to retire, which are expensed when awards are made in the first quarter of each year. Benefits costs are typically higher in the first quarter of the year. There were reductions in computer equipment costs, travel and business development and professional fees, all of which were somewhat elevated in the fourth quarter.

8	• BMO Financial Group First Quarter Report 2011

Risk Management

The global economic recovery is continuing at a moderate pace. In the United States, unemployment rates remain elevated and weak commercial and residential real estate markets continue to impact the recovery. Sovereign debt issues also remain a concern.

Specific provisions for credit losses in the first quarter of 2011 were $248 million or an annualized 56 basis points of average net loans and acceptances, compared with $253 million or 58 basis points in the fourth quarter of 2010 and $333 million or 79 basis points in the first quarter of 2010. There was no general provision in the current quarter or in the comparable quarters.

On a geographic basis, specific provisions in Canada and other countries were $116 million in the first quarter of 2011, $97 million in the fourth quarter of 2010 and $143 million in the first quarter of 2010. Provisions in the United States for the comparable periods were $132 million, $156 million and $190 million, respectively.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The following paragraphs outline credit losses by client operating group based on actual credit losses, rather than their share of expected credit losses.

Actual credit losses in the first quarter of 2011 were: $160 million in P&C Canada; $131 million in P&C U.S.; $3 million in PCG; and nil in BMO Capital Markets. The P&C Canada losses of $160 million include credit losses of $46 million related to securitized assets, which are reflected as a reduction of non-interest revenue in Corporate Services under our securitization reporting methodology and therefore not included in BMO’s $248 million of specific provisions.

Actual credit losses in the fourth quarter of 2010 were: $146 million in P&C Canada (which includes credit losses of $45 million related to securitized assets reported as a reduction of non-interest revenue in Corporate Services); $130 million in P&C U.S.; $6 million in PCG; and $16 million in BMO Capital Markets.

Actual credit losses in the first quarter of 2010 were: $190 million in P&C Canada (which includes losses of $53 million on securitized assets reported as a reduction of non-interest revenue in Corporate Services); $131 million in P&C U.S.; $5 million in PCG; and $60 million in BMO Capital Markets.

Impaired loan formations totalled $283 million in the current quarter, down from $461 million in the fourth quarter of 2010 and $456 million a year ago. Consistent with recent quarters, U.S.-related formations represented over half of BMO’s total formations in the quarter.

Total gross impaired loans were $3,066 million at the end of the current quarter, down from $3,221 million at the end of the fourth quarter. Impaired loans in the first quarter of 2011 include $289 million of the loans acquired in the Rockford, Illinois-based bank transaction completed in the second quarter of 2010. Under the terms of the transaction, the Federal Deposit Insurance Corporation (FDIC) absorbs 80% of losses on the acquired loans.

BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 88 of BMO’s 2010 Annual Report.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a strong liquidity position.

On December 16, 2010, the Basel Committee on Banking Supervision finalized the Basel III international framework for liquidity risk measurement, standards and monitoring. The transitional arrangements for the measures and standards consist of additional quantitative impact studies in 2011 and observation periods through to January 1, 2018. On February 1, 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) announced it will update its liquidity framework during 2011 to align with the Basel framework. Based on the Basel framework’s design and calibration, the standards would result in higher costs for the banking industry, including BMO. BMO is working with the industry and regulators to understand the likely costs.

Trading and Underwriting Market Value Exposure (MVE) increased quarter over quarter. As noted on page 83 in our 2010 annual MD&A, further changes were planned in the calculation and risk governance of our available-for-sale securities (AFS) exposures for fiscal 2011. In that regard, our AFS positions are now reported separately from the trading mark-to-market exposures in our comprehensive risk and issuer risk measures. Furthermore, an enhancement incorporating additional risk factors was implemented in our AFS calculations during the quarter. The inclusion of these risk factors was a key driver of the quarter-over-quarter increase in AFS interest rate risk exposure, along with an increase in mainly U.S. denominated assets.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is outlined on the following page and is driven by rising interest rates. The exposure has increased modestly since the prior quarter, reflecting the impact of mortgage and loan customers extending maturity term. Structural earnings volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans re-pricing lower.

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	9

Provisions for Credit Losses

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q1-2010
New specific provisions	330	343	401
Reversals of previously established allowances	(24)	(38)	(23)
Recoveries of loans previously written-off	(58)	(52)	(45)
Specific provision for credit losses	248	253	333
Increase in the general allowance	-	-	-
Provision for credit losses (PCL)	248	253	333
Specific PCL as a % of average net loans and acceptances (annualized)	0.56%	0.58%	0.79%
PCL as a % of average net loans and acceptances (annualized)	0.56%	0.58%	0.79%

Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)
GIL, Beginning of Period	3,221	3,128	3,297
Additions to impaired loans & acceptances	283	461	456
Additions to (reductions in) impaired loans due to acquisitions (1)	-	-	-
Reductions in impaired loans & acceptances (2)	(149)	(76)	(265)
Write-offs	(289)	(292)	(354)
GIL, End of Period (1)	3,066	3,221	3,134
GIL as a % of gross loans & acceptances (excluding acquisitions)	1.55%	1.65%	1.83%
GIL as a % of gross loans & acceptances (including acquisitions)	1.71%	1.80%	1.83%
GIL as a % of equity and allowance for credit losses (excluding acquisitions) (3)	11.63%	12.28%	13.89%
GIL as a % of equity and allowances for credit losses (including acquisitions) (3)	12.84%	13.55%	13.89%

(1)	The U.S. portfolio acquired in Q2 2010 included impaired loans with an estimated value of $437 million, reduced to $327 million in Q3. Subsequent changes in impaired loan balances on this portfolio are included in “Additions to” or “Reductions in impaired loans & acceptances”, on a basis consistent with our other loans. All loans in the acquired portfolio are covered by a loss-sharing agreement, with the FDIC absorbing 80% of loan losses. There were $289 million of GIL on this portfolio in Q1 2011 ($302 million in Q4 2010).
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations ($170 million in Q1 2011; $172 million in Q4 2010; and $193 million in Q1 2010).
(3)	Effective Q4 2010, the calculation excludes non-controlling interest in subsidiaries. Prior periods were restated to reflect this change.

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended January 31, 2011				As at October 31, 2010
(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end
Commodities risk	(0.2)	(0.2)	(0.4)	(0.1)	(0.1)
Equity risk	(4.6)	(5.0)	(7.6)	(4.2)	(7.5)
Foreign exchange risk	(3.4)	(4.6)	(6.6)	(0.9)	(0.6)
Interest rate risk (Mark-to-Market)	(8.3)	(10.5)	(15.6)	(7.8)	(7.5)
Diversification	6.6	9.0	nm	nm	4.8
Comprehensive risk	(9.9)	(11.3)	(14.7)	(9.0)	(10.9)
Issuer risk	(3.5)	(3.0)	(4.0)	(2.3)	(2.7)
Total comprehensive & issuer risk	(13.4)	(14.3)	(17.2)	(12.0)	(13.6)
Interest rate risk (Available-for-sale securities portfolio)	(16.6)	(13.8)	(18.0)	(6.7)	(7.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

nm  –  not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	Jan. 31 2011	Oct 31. 2010
Market value exposure (MVE) (pre-tax)	(596.0)	(564.1)
12-month earnings volatility (EV) (after-tax)	(79.2)	(63.8)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

(Canadian equivalent)	Economic value sensitivity (Pre-tax)		Earnings sensitivity over the next 12 months (After-tax)
	Jan. 31 2011	Oct. 31 2010	Jan. 31 2011	Oct. 31 2010
100 basis point increase	(414.3)	(380.5)	18.6	20.9
100 basis point decrease	335.7	322.3	(77.6)	(70.3)

200 basis point increase	(866.0)	(815.1)	22.0	33.4
200 basis point decrease	688.0	738.2	(6.3)	(12.8)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s Insurance businesses, a 100 basis point increase in interest rates at January 31, 2011 results in an increase in earnings after tax of $80 million and an increase in before tax economic value of $255 million ($77 million and $295 million, respectively, at October 31, 2010). A 100 basis point decrease in interest rates at January 31, 2011 results in a decrease in earnings after tax of $74 million and a decrease in before tax economic value of $270 million ($71 million and $304 million, respectively, at October 31, 2010). These impacts are not reflected in the table above.

10	• BMO Financial Group First Quarter Report 2011

Income Taxes

As explained in the Revenue section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $258 million increased $81 million from the first quarter of 2010 and $62 million from the fourth quarter of 2010. The effective tax rate for the quarter was 24.5%, compared with 20.8% in the first quarter of 2010 and 20.6% in the fourth quarter of 2010. The higher effective tax rate in the current quarter was primarily due to a provision for prior periods’ income taxes recorded in the U.S. business segment of BMO Capital Markets, partially offset by a reduction in the statutory Canadian income tax rate in 2011.

As explained at the end of the Q1 2011 Regulatory Capital Review section, to manage the impact of foreign exchange rate changes on BMO’s investments in foreign operations and their effect on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities results in an income tax charge or credit in the current period in shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not incur income taxes until the investments are liquidated. The income tax charge or benefit arising from a hedging gain or loss is a function of the fluctuation in the Canadian/U.S. exchange rate from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $64 million for the quarter. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the summary unaudited consolidated financial statements for further details.

BMO Financial Group First Quarter Report 2011 •	11

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q3-2010	Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Total revenue	3,346	3,229	2,907	3,049	3,025	2,989	2,978	2,655
Provision for credit losses – specific	248	253	214	249	333	386	357	372
Provision for credit losses – general	-	-	-	-	-	-	60	-
Non-interest expense	2,046	2,023	1,898	1,830	1,839	1,779	1,873	1,888
Net income	776	739	669	745	657	647	557	358
Basic earnings per share ($)	1.31	1.25	1.13	1.27	1.12	1.12	0.97	0.61
Diluted earnings per share ($)	1.30	1.24	1.13	1.26	1.12	1.11	0.97	0.61
Net interest margin on earning assets (%)	1.82	1.89	1.88	1.88	1.85	1.73	1.74	1.55
Effective income tax rate (%)	24.5	20.6	13.4	21.4	20.8	19.2	16.4	4.4
Canadian/U.S. dollar exchange rate (average)	1.01	1.04	1.05	1.03	1.06	1.08	1.11	1.24

Net income:
P&C Canada	444	419	425	394	403	402	366	344
P&C U.S.	42	39	40	46	51	52	58	81
Personal and Commercial Banking	486	458	465	440	454	454	424	425
Private Client Group	153	129	105	115	111	106	114	72
BMO Capital Markets	257	214	130	260	212	259	309	187
Corporate Services, including T&O	(120)	(62)	(31)	(70)	(120)	(172)	(290)	(326)
BMO Financial Group	776	739	669	745	657	647	557	358

BMO’s quarterly earning trends were reviewed in detail on pages 94 and 95 of the 2010 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. The above table outlines summary results for the second quarter of fiscal 2009 through the first quarter of fiscal 2011.

Results in the past year have been strengthening, generally, reflecting a trend toward stronger revenues, reduced provisions for credit losses and increased net income. Expenses have been growing, reflecting acquisitions, initiative spending and business growth.

P&C Canada continues to benefit from the strong volume growth experienced over 2010 with favourable movements in market share in a number of key businesses. P&C Canada has performed well with generally increasing revenues and profitability, and good revenue increases in both personal and commercial businesses, driven by volume growth across most products and improved net interest margin. Results include the impact of the Diners Club North American franchise effective in the first quarter of 2010.

P&C U.S. has operated in a difficult economic environment since 2007 and results in 2009 and 2010 as well as the first quarter of 2011 have increasingly been impacted by the effect of impaired loans, which negatively impacts both revenues and expenses. Results in 2010 were also affected by acquisition integration costs. The economic environment in 2010 led to a drop in loan utilization, which affected revenue growth and net income. Commencing in the second quarter of 2010, P&C U.S. results reflect the acquisition of certain assets and liabilities of a Rockford, Illinois-based bank.

Private Client Group results in the most recent quarters reflect continued growth in most of our businesses. The insurance business, particularly in the most recent quarter, benefited from the effects of favourable market movements on policyholder liabilities and from higher net premium revenue. The group’s asset levels remained low in the first half of 2009 but improved somewhat in the latter half of 2009 and have increased over the course of 2010 and into 2011 as equity markets strengthened. Insurance results in the third quarter of 2009 included a $23 million recovery of prior periods’ income taxes.

BMO Capital Markets results in 2009 were very strong as the trading environment was very favourable. In 2010, revenues improved from 2009 but net income was down slightly and quarterly results were uneven, with strong results in the second quarter and particularly weak net income in the third quarter due primarily to a combination of the negative impact of widening credit spreads, lower trading margins and fewer trading opportunities. Results for the most recent quarter reflect increases in trading revenue, mergers and acquisitions activity and underwriting fees. They were lowered by a provision for prior periods’ income taxes.

Corporate Services results had improved from the first half of 2009 due to decreased provisions for credit losses and better revenues. Results in the first nine months of 2009 were affected by reduced revenues related to both the negative carry on certain asset-liability interest rate positions, resulting from the impact of market interest changes, and the impact of funding activities that enhanced our strong liquidity position. The impact lessened over time due to management actions and more stable market conditions. Results were affected by $118 million of severance costs in the second quarter of 2009 and a $60 million increase in the general allowance for credit losses in the third quarter of 2009. Net income improved in each consecutive quarter of 2009 and 2010 until recent quarters, when net income was lowered by an upward movement in provisions for credit losses and, in the most recent quarter, reduced revenues.

The effective income tax rate can vary as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

The U.S. dollar weakened over the latter half of 2009, but has weakened at a slower pace since then. A weaker U.S. dollar lowers the translated values of BMO’s U.S.-dollar-denominated revenues and expenses.

12	• BMO Financial Group First Quarter Report 2011

Balance Sheet

Total assets of $413.2 billion increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated assets by $1.7 billion. The $1.6 billion increase primarily reflects higher securities borrowed or purchased under resale agreements of $7.8 billion, higher cash and cash equivalents of $3.3 billion and higher other assets of $0.8 billion. These factors were partially offset by decreases in derivative assets of $10.4 billion.

The $7.8 billion increase in securities borrowed or purchased under resale agreements was primarily due to client driven activities.

The $3.3 billion increase in cash and cash equivalents was mainly attributable to cash invested on a short-term basis with the U.S. Federal Reserve owing to deposit growth.

Net loans and acceptances balances increased marginally. There was growth of $1.6 billion in residential mortgages and $0.6 billion in consumer instalment and other personal loans, primarily due to growth in home equity loans. This growth was offset by a reduction in loans to businesses and governments of $2.0 billion as more corporate clients have accessed the debt market and have used those funds to pay down bank facilities. Loans include $1.3 billion in balances as a result of the Rockford, Illinois-based bank transaction and $0.8 billion in loans from the Diners Club North American franchise acquisition.

The $10.4 billion decrease in derivative assets was primarily in interest rate contracts, due to higher longer-term interest rates. There was a comparable reduction in derivative financial liabilities.

Liabilities and shareholders’ equity increased $1.6 billion from October 31, 2010. The weaker U.S. dollar decreased the translated value of U.S.-dollar-denominated liabilities by $1.7 billion. The $1.6 billion increase primarily reflects growth in deposits of $2.3 billion, securities sold but not yet purchased of $5.7 billion, securities lent or sold under repurchase agreements of $5.0 billion and shareholders’ equity of $0.1 billion. These factors were largely offset by a decrease in derivative financial liabilities of $10.6 billion, lower capital trust securities of $0.4 billion and lower other liabilities of $0.8 billion.

Deposits by businesses and governments, which account for 53% or $133.1 billion of total deposits, increased $2.3 billion largely due to an increase in U.S. seasonal deposits. Deposits by individuals, which account for 39% or $98.6 billion of total deposits, decreased $0.4 billion and were offset by a $0.4 billion increase in deposits by banks, which account for the remaining 8% or $19.9 billion of total deposits.

Securities sold but not yet purchased increased $5.7 billion and securities lent or sold under repurchase agreements increased $5.0 billion mainly due to increased client-driven activities.

The decrease in capital trust securities was due to the $400 million redemption of all of the outstanding Trust Capital Securities Series B (“BMO BOaTS – Series B”) during the quarter.

The increase in shareholders’ equity of $0.1 billion reflects an increase in retained earnings, mainly offset by an increase in accumulated other comprehensive loss.

Contractual obligations by year of maturity are outlined in Table 20 on page 106 of BMO’s 2010 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of our business.

BMO Financial Group First Quarter Report 2011 •	13

Capital Management

Q1 2011 Regulatory Capital Review

BMO remains well capitalized, with a Basel II Tier 1 Capital Ratio of 13.02% as at January 31, 2011. Tier 1 capital was $21.5 billion and risk-weighted assets (RWA) were $165.3 billion. The ratio remains strong, but decreased 43 basis points from 13.45% in the fourth quarter primarily as a result of lower Tier 1 capital, due largely to a capital redemption, and higher RWA as explained below. The Basel II Common Equity Ratio was 10.15%, down from 10.26% at the end of fiscal 2010, primarily due to higher RWA partially offset by growth in regulatory common equity net of Basel II deductions.

In the first quarter of 2011, the Office of the Superintendent of Financial Institutions Canada (OSFI) approved BMO’s application to use the Advanced Internal Ratings Based (AIRB) approach to determine credit risk RWA for Harris Bancorp, Inc. The change in methodology increased Basel II capital deductions for expected losses in excess of allowances, reduced the portion of the general allowance that can be included in Tier 2 capital and increased RWA.

Tier 1 capital decreased $164 million from October 31, 2010, primarily due to the $400 million redemption of BMO BOaTS – Series B in December and higher Basel II capital deductions as noted above. These factors were partially offset by higher retained earnings and the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

RWA increased $4.1 billion from October 31, 2010, primarily due to the adoption of the AIRB approach for Harris Bancorp, Inc., as outlined above, partially offset by lower trading book and securitization RWA.

BMO’s Basel II Total Capital Ratio was 15.17% at January 31, 2011. The ratio decreased 74 basis points from 15.91% in the fourth quarter. Total capital decreased $563 million to $25.1 billion.

BMO’s investments in U.S. operations are primarily denominated in U.S. dollars. Foreign exchange gains or losses on the translation of the investments in foreign operations to Canadian dollars are reported in shareholders’ equity, which when coupled with the foreign exchange impact of U.S. dollar-denominated RWA on Canadian dollar-equivalent RWA, can create volatility in the bank’s capital ratios. To manage the impact of foreign exchange rate changes on the bank’s capital ratios to acceptable levels, BMO may partially or fully hedge this foreign exchange risk by partially or fully funding its foreign investment in U.S. dollars.

Potential Impacts of Proposed Regulatory Capital Changes and Conversion to IFRS

On December 16, the Basel Committee provided additional guidance on Basel III capital requirements. The rules on Basel III capital requirements have now been largely outlined and BMO’s Basel III Capital Ratios are strong.

We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions, BMO’s pro-forma January 31, 2011 Common Equity Ratio and Tier 1 Capital Ratio would be 8.2% and 10.7%, respectively, up from our pro-forma estimates at October 31, 2010 of 7.8% and 10.4%, respectively. The improvements were primarily due to a lower increase in counterparty credit risk RWA under Basel III as a result of updated methodologies outlined in the December 16 Basel Committee press release. The ratios were also affected by the changes in capital and RWA referenced in the Q1 2011 Regulatory Capital Review section.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets (Canadian $ in millions)	Q1-2011	Q4-2010
Common shareholders’ equity	19,108	18,753
Non-cumulative preferred shares	2,571	2,571
Innovative Tier 1 capital Instruments	2,137	2,542
Non-controlling interest in subsidiaries	22	23
Goodwill and excess intangible assets	(1,598)	(1,619)
Net Tier 1 Capital	22,240	22,270
Securitization-related deductions	(153)	(165)
Expected loss in excess of allowance-AIRB approach	(144)	-
Substantial investments/Investment in insurance subsidiaries	(429)	(427)
Adjusted Tier 1 Capital (Tier 1 Capital)	21,514	21,678
Subordinated debt	3,713	3,776
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for- sale equity securities	17	10
Eligible general allowance for credit losses	36	292
Total Tier 2 Capital	4,566	4,878
Securitization-related deductions	(19)	(29)
Expected loss in excess of allowance-AIRB approach	(144)	-
Substantial Investments/Investment in insurance subsidiaries	(843)	(890)
Adjusted Tier 2 Capital	3,560	3,959
Total Capital	25,074	25,637

Risk-Weighted Assets
(Canadian $ in millions)	Q1-2011	Q4-2010
Credit risk	139,831	136,290
Market risk	5,190	5,217
Operational risk	20,266	19,658
Total risk-weighted assets	165,287	161,165

Outstanding Shares and Securities Convertible into Common Shares

As at February 23, 2011	Number of shares or dollar amount
Common shares	567,923,000
Class B Preferred Shares
Series 5	$ 200,000,000
Series 13	$ 350,000,000
Series 14	$ 250,000,000
Series 15	$ 250,000,000
Series 16	$ 300,000,000
Series 18	$ 150,000,000
Series 21	$ 275,000,000
Series 23	$ 400,000,000
Convertible into common shares:
Class B Preferred Shares (1)
Series 10	US$ 300,000,000
Stock options
– vested	8,108,000
– non-vested	7,801,000

(1)	Convertible preferred shares may be exchanged for common shares on specific dates on a pro-rata basis based on 95% of the average trading price of common shares for the 20 days ending four days prior to the exchange date.

Details on share capital are outlined in the 2010 Annual Report in Note 20 to the audited financial statements on pages 145 to 146.

14	• BMO Financial Group First Quarter Report 2011

The preceding pro-forma ratios do not include the impact of the Marshall & Ilsley Corporation (M&I) and Lloyd George Management (LGM) acquisitions announced in the first quarter, which are expected to close later this year. The estimated impact of the acquisitions on our capital ratios is described in the Other Capital Developments section that follows.

The pro-forma calculations in this section and the sections that follow assume full implementation of announced Basel III capital deductions and RWA changes and include the potential impact of certain key changes associated with the adoption of International Financial Reporting Standards (IFRS). The impacts of the changes from IFRS are based on our analysis to date, as set out in Transition to International Financial Reporting Standards in the Future Changes in Accounting Policies – IFRS section in our 2010 Annual Report. In calculating the Basel III Tier 1 Capital Ratio, we also assumed existing non-common share Tier 1 capital instruments are fully included in Tier 1 capital. These instruments do not meet Basel III capital requirements and will be subject to the grandfathering provisions as outlined in our 2010 Annual Report. We expect to be able to refinance non-common share capital instruments as and when necessary to meet applicable non-common share capital requirements.

The Basel III pro-forma ratios do not reflect management actions that may be taken to mitigate the impact of the changes, the benefit of retained earnings growth over time that could be available to meet these requirements, or factors beyond the control of management.

On February 1, 2011, OSFI released an advisory outlining its approach to implementing Basel III capital adequacy requirements for Canadian banks. OSFI expects minimum capital requirements to follow the Basel III transition plan and banks are expected to have in place and pursue internal capital plans and targets that will enable them to meet the Basel III capital requirements. OSFI also set out its expectations for banks that already meet the minimum ratio requirement during the transition period but do not yet meet the 7% Basel III Common Equity Tier 1 target. They are expected to meet the capital conservation buffer requirement of 2.5% to absorb losses during periods of stress as soon as reasonably possible, to maintain prudent earnings retention policies and to avoid actions that weaken their capital position. OSFI expects that the combination of sound capital management and the international guidance on prudent earnings retention will result in banks meeting the 2019 Basel III capital requirements early in the transition period.

In January 2011, the Basel Committee released guidance on non-viable contingent capital (NVCC) which outlined a new requirement that in order to qualify as regulatory capital, non-common share capital instruments must ensure investors bear losses before taxpayers in the event that the government determines that it is in the public interest to rescue a non-viable financial institution. On February 4, 2011, OSFI issued a draft advisory on NVCC seeking feedback on OSFI’s implementation proposal.

On February 4, OSFI also released guidance on the grandfathering treatment that will apply to non-common share capital instruments that do not meet Basel III requirements. The guidance outlined the requirements to redeem capital instruments through a regulatory capital event. On February 7, 2011, BMO confirmed that it does not anticipate redeeming any of its outstanding regulatory capital instruments through the use of a regulatory capital event.

Other Capital Developments

On December 17, 2010, we announced an agreement to acquire M&I, and on January 11, 2011, we announced an agreement to acquire LGM. At the time of the M&I announcement, we indicated that we anticipated a common equity offering of $800 million given the acquisition and other considerations. We now anticipate that we may complete a common equity offering of less than $400 million prior to the closing of the transaction. The smaller common equity issue is now anticipated after considering the lower Basel III counterparty credit risk requirements based on new guidance from the Basel Committee on December 16, and updated BMO and M&I capital and RWA assumptions.

After incorporating the estimated capital requirements for both M&I and LGM at closing, the share exchange with M&I shareholders, and assuming no common equity is raised, the bank’s pro-forma Basel II Common Equity Ratio and Tier 1 Capital Ratio would be approximately 8.8% and 11.0%, respectively, as at January 31, 2011. The bank’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio would be approximately 6.4% and 8.4%, respectively, as at January 31, 2011. If the pro-forma ratios were calculated assuming a $400 million common share issuance, the pro-forma ratios would be approximately 20 basis points higher. BMO’s pro-forma Basel III capital ratios remain strong after considering the acquisitions and the bank is well-positioned to meet Basel III capital requirements in the near term.

During the quarter, 1,305,000 shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options. We did not repurchase any Bank of Montreal common shares under our common share repurchase program during the quarter. On December 13, 2010, we announced a new normal course issuer bid, commencing December 16, 2010 and ending December 15, 2011, under which we may repurchase for cancellation up to 15 million BMO common shares, representing approximately 2.6% of our public float of common shares, as defined by the Toronto Stock Exchange. No common shares were repurchased under our normal course issuer bid that expired on December 1, 2010.

On March 1, 2011, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, unchanged from a year ago and from the preceding quarter. The dividend is payable May 26, 2011, to shareholders of record on May 2, 2011. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased on the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without discount from the average market price of the common shares (as defined in the Plan).

This Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group First Quarter Report 2011 •	15

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Credit Rating

The credit ratings assigned to BMO’s senior debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings materially decrease, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our rating could have additional consequences, including those set out in Note 10 to our annual consolidated financial statements.

BMO’s senior debt credit ratings were unchanged in the quarter. All four ratings are indicative of high-grade, high-quality issues. The ratings are as follows: DBRS (AA); Fitch Ratings (AA-); Moody’s Investors Service (Aa2); and Standard & Poor’s Ratings Services (A+). These credit ratings are also disclosed in the Financial Highlights section located near the beginning of this document.

During the first quarter, Moody’s placed its rating under review for downgrade following the announcement of our intention to acquire M&I, citing execution risks and the scope of the integration work with this major transaction. The other three ratings agencies continue to maintain their ratings with a stable outlook.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our directors and executives and their affiliated entities, joint ventures and equity-accounted investees on the same terms that we offer to our customers for those services. A select suite of customer loan and mortgage products is offered to our employees at rates normally made available to our preferred customers. We also offer employees a fee-based subsidy on annual credit card fees.

Stock options and deferred share units granted to directors and preferred rate loan agreements for executives, relating to transfers we initiate, are both discussed in Note 27 to the audited consolidated financial statements on page 159 of the 2010 Annual Report.

Off-Balance-Sheet Arrangements

BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Variable Interest Entities and Guarantees, which are described on pages 64 to 66 and 68 to 70 of the 2010 Annual Report as well as in Notes 4 and 6 to the attached unaudited interim consolidated financial statements. See the Select Financial Instruments section for comments on any significant changes to our off-balance-sheet arrangements during the quarter ended January 31, 2011.

Accounting Policies and Critical Accounting Estimates

The notes to BMO’s October 31, 2010 audited consolidated financial statements outline our significant accounting policies.

Pages 68 to 70 of the 2010 Annual Report contain a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion.

Select Financial Instruments

Pages 63 to 67 of BMO’s 2010 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008, markets had come to regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures. We follow a practice of reporting on significant changes, if any, in our interim MD&A.

The amount drawn on the liquidity facilities BMO provides to the Structured Investment Vehicles (SIVs) was lowered to US$3.8 billion and €417 million at the end of the quarter, down from US$4.3 billion and €478 million at the end of fiscal 2010. The decrease was attributable to asset sales and asset maturities. The book value of the subordinated capital notes at quarter end was US$536 million and €118 million for Links and Parkland, respectively, compared with US$689 million and €141 million, respectively, at October 31, 2010.

Select Geographic Exposures

In the euro zone, BMO’s direct credit exposures in Greece, Ireland, Italy, Portugal and Spain are primarily to banks for trade finance, lending and trading products. Exposures remain modest, at approximately $220 million. In addition, our Irish subsidiary is required to maintain reserves with the Irish central bank. These reserves totalled approximately $240 million at quarter end.

The BMO-managed SIVs had exposure with a par value of approximately $55 million to banks in these countries as at January 31, 2011, comprised of approximately $40 million of government guaranteed Irish bank senior debt and approximately $15 million of Irish bank subordinated debt. This exposure was down from approximately $245 million at year end. As disclosed in our annual MD&A and fourth quarter earnings press release, the decline in the par value of these exposures since year end was largely due to the recognition of impairments and losses realized on the sale or exchange of Irish bank subordinated debt. These impairments and losses reduced the book value of the SIVs subordinated capital notes, as outlined in the section above, with no direct impact on BMO’s financial results.

BMO’s direct credit exposure to the North African countries of Egypt, Libya, Morocco, Algeria and Tunisia consists solely of trade finance products with bank counterparties. Exposures in these countries amounted to approximately $135 million at quarter end, including exposure of approximately $35 million to counterparties in Egypt, approximately $10 million to counterparties in Tunisia and negligible exposure to counterparties in Libya.

16	• BMO Financial Group First Quarter Report 2011

Future Changes in Accounting Policies

Transition to International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal years beginning on or after January 1, 2011. Effective November 1, 2011, we will adopt IFRS as the basis for preparing our consolidated financial statements. We will report our financial results for the quarter ended January 31, 2012, prepared on an IFRS basis. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at November 1, 2010 (transition date).

Our enterprise-wide project to transition to IFRS remains on track. We have completed our diagnostic review and assessment phase. Our implementation and education phase is nearing completion, and we have substantially completed detailed planning for the third and final phase of our transition. This final phase includes the development of controls and procedures necessary to restate our 2011 opening balance sheet and financial results on an IFRS basis in preparation for our transition to IFRS in 2012, and finalizing our choices on the policy decisions available under IFRS.

Based on our analysis to date, the main accounting changes that will result from the adoption of IFRS are expected to be in the areas of pension and other employee future benefits, asset securitization, consolidation and accumulated other comprehensive loss on translation of foreign operations. The differences between the bank’s accounting policies and IFRS requirements associated with these areas, combined with our decisions on the optional exemptions from retroactive application of IFRS, will result in measurement and recognition differences when we transition to IFRS. The net impact of these differences will be recorded in opening retained earnings, affecting shareholders’ equity. These impacts will also extend to our capital ratios, with the exception of the change related to accumulated other comprehensive loss on translation of foreign operations, which will have no impact on our capital ratios.

The main accounting changes listed should not be considered a comprehensive list of the impacts of adopting IFRS, but rather the most significant of certain key changes based on our analysis to date. Precisely quantifying all of the impacts that will result from adopting IFRS will be dependent on the completion of all our project workstreams, finalization of all decisions where choices of accounting policies are available, including optional exemptions from retroactive restatement available under IFRS, and the prevailing market conditions and economic circumstances at the time of transition. Other significant differences may be identified prior to our transition to IFRS.

Pages 71 through 73 of our 2010 Annual Report contain discussions on the key elements of our transition plan, approximate impacts to our 2011 opening balance sheet and capital ratios of certain key differences, and our assessment of the optional exemptions from retroactive application of IFRS. Readers are encouraged to review these discussions for more details.

This Transition to International Financial Reporting Standards section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

U.S. Legislative Developments

On July 21, 2010, President Obama signed into law the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act is broad in scope and we are assessing the impact of the legislation on our operations. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate at this time the overall financial impact on our operations or the financial industry more generally. We anticipate an increase in regulatory costs, and will be focused on managing the complexity and breadth of the regulatory changes.

The Financial Crisis Responsibility Fee that the Obama Administration has proposed levying on U.S. financial institutions that have assets exceeding a certain threshold was re-proposed in the Administration’s 2012 budget. Although the details of the proposed fee have not been fully released, the proposed fee, if implemented, could apply to some or all of our U.S. operations. The proposed fee will not become law unless approved by the President and the United States Congress.

BMO Financial Group First Quarter Report 2011 •	17

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q1-2011

	Q1-2011
(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corporate including T&O	Total BMO
Net interest income (teb) (1)	1,399	103	336	(211)	1,627
Non-interest revenue	491	558	627	43	1,719
Total revenue (teb) (1)	1,890	661	963	(168)	3,346
Provision for credit losses	173	2	30	43	248
Non-interest expense	1,034	459	493	60	2,046
Income before income taxes and non-controlling interest in subsidiaries	683	200	440	(271)	1,052
Income taxes (recovery) (teb) (1)	197	47	183	(169)	258
Non-controlling interest in subsidiaries	-	-	-	18	18
Net income Q1-2011	486	153	257	(120)	776
Net income Q4-2010	458	129	214	(62)	739
Net income Q1-2010	454	111	212	(120)	657
Other statistics
Net economic profit	278	121	127	(271)	255
Return on equity	25.3%	48.3%	21.9%	nm	15.7%
Cash return on equity	25.7%	48.8%	21.9%	nm	15.9%
Operating leverage	(1.1% )	5.6%	9.5%	nm	(0.7% )
Cash operating leverage	(1.1% )	5.6%	9.5%	nm	(0.7% )
Productivity ratio (teb)	54.7%	69.5%	51.2%	nm	61.2%
Cash productivity ratio (teb)	54.3%	69.2%	51.2%	nm	60.9%
Net interest margin on earning assets (teb)	3.17%	2.92%	0.80%	nm	1.82%
Average common equity	7,306	1,244	4,425	5,729	18,704
Average earning assets ($ billions)	175.1	13.9	165.7	(0.7)	354.0
Full-time equivalent staff	20,489	4,869	1,986	10,797	38,141

nm – not meaningful

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.

The following sections review the financial results of each of our operating segments and operating groups for the first quarter of 2011.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

18	• BMO Financial Group First Quarter Report 2011

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	1,399	116	9%	15	1%
Non-interest revenue	491	13	3%	(24)	(5%	)
Total revenue (teb)	1,890	129	7%	(9)	(1%	)
Provision for credit losses	173	22	14%	10	6%
Non-interest expense	1,034	81	9%	(40)	(4%	)
Income before income taxes	683	26	4%	21	3%
Income taxes (teb)	197	(6)	(2% )	(7)	(3%	)
Net income	486	32	7%	28	6%

Amortization of acquisition-related intangible assets (after tax)	6	-	-	-	-
Cash net income	492	32	7%	28	6%
Return on equity	25.3%		(1.6% )		(2.0%	)
Cash return on equity	25.7%		(1.6% )		(2.1%	)
Operating leverage	(1.1% )		nm		nm
Cash operating leverage	(1.1% )		nm		nm
Productivity ratio (teb)	54.7%		0.6%		(1.8%	)
Cash productivity ratio (teb)	54.3%		0.5%		(1.8%	)
Net interest margin on earning assets (teb)	3.17%		0.14%		0.03%
Average earning assets ($ billions)	175.1	6.9	4%	0.2	-

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	1,109	91	9%	18	2%
Non-interest revenue	419	25	7%	(11)	(2% )
Total revenue (teb)	1,528	116	8%	7	1%
Provision for credit losses	136	16	13%	4	3%
Non-interest expense	773	62	9%	(14)	(2% )
Income before income taxes	619	38	7%	17	3%
Income taxes (teb)	175	(3)	(1% )	(8)	(4% )
Net income	444	41	10%	25	6%

Amortization of acquisition-related intangible assets (after tax)	1	(1)	nm	-	-
Cash net income	445	40	10%	25	6%
Personal revenue	955	61	7%	(6)	(1% )
Commercial revenue	573	55	11%	13	2%
Operating leverage	(0.5% )		nm		nm
Cash operating leverage	(0.4% )		nm		nm
Productivity ratio (teb)	50.6%		0.2%		(1.1% )
Cash productivity ratio (teb)	50.5%		0.2%		(1.1% )
Net interest margin on earning assets (teb)	3.00%		0.05%		0.01%
Average earning assets ($ billions)	146.6	9.7	7%	1.6	1%

nm – not meaningful

BMO Financial Group First Quarter Report 2011 •	19

Q1 2011 vs Q1 2010

P&C Canada net income was a strong $444 million, up $41 million or 10% from a year ago.

Revenue increased $116 million or 8.3%, driven by volume growth across most products, the inclusion of a full quarter of Diners Club business revenues in the current year compared to one month in the prior year and an improved net interest margin.

Net interest margin increased by 5 basis points, driven primarily by higher spread in personal lending products, partially offset by lower spread in commercial deposits.

In the personal banking segment, revenue increased $61 million or 7.0%, driven by volume growth and higher spreads in personal lending products. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 6.5% year over year. Total personal lending market share increased year over year as personal lending increased, led by Homeowner ReadiLine, and mortgage market share decreased. Our goal is to grow market share and we continue to focus on improving the total personal lending business through investment in the sales force and achieving productivity gains while remaining attentive to the credit quality of the portfolio.

While personal cards balances increased 1.5%, our net retail sales market share decreased year over year.

Personal deposits balances decreased 0.8% year over year as an increase in retail operating deposits was offset by a decline in term deposits. Market share for both retail operating and term deposits decreased in the highly competitive environment.

In the commercial banking segment, revenue increased $55 million or 11% year over year due to volume growth, favourable product mix and the inclusion of a full quarter of Diners Club business results in the current year, partially offset by lower spread in commercial deposits.

Commercial loan balances grew 7.8%. Our market share has increased for four consecutive quarters and is up 60 basis points from a year ago. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Commercial cards balances more than doubled, primarily due to the addition of the Diners Club business.

Commercial deposit balances grew 10.4%. We continue to invest in the size and capabilities of our commercial workforce to provide more and better advice to our customers.

Provisions for credit losses under BMO’s expected loss provisioning methodology increased $16 million or 13% due to growth in the portfolio and the addition of the Diners Club business.

Non-interest expense increased $62 million or 8.8% due to higher initiatives and advertising expense, higher salaries and benefits from increased staff levels, the inclusion of a full quarter of Diners Club business results in the current year (compared to one month in the prior year) and an Ontario retail sales tax settlement. The group’s cash operating leverage was negative 0.4%, as we continue to invest strategically to improve our competitive position while managing our operating expenses prudently.

Average current loans and acceptances, including securitized loans, increased $10.0 billion or 7.2% from a year ago and personal and commercial deposits grew $2.7 billion or 2.7%.

Effective this quarter, we realigned our businesses to include personal cards in our personal business and include corporate and small business cards, the Diners Club business and Cards and Payment Services in our commercial business. Results for prior periods have been restated to conform to the current presentation.

Q1 2011 vs Q4 2010

Net income increased $25 million or 6.0%.

Revenue increased $7 million or 0.5%, driven by volume growth across most products, partially offset by lower personal cards revenue. Net interest margin improved by 1 basis point. There was improved spread in personal lending products this quarter but net interest margin in the preceding quarter was raised by the recognition of additional personal lending interest revenue.

Non-interest expense decreased $14 million or 1.7%, primarily due to the timing of advertising and initiatives spending and lower professional fees, partially offset by an Ontario retail sales tax settlement and stock-based compensation costs for employees eligible to retire that are recognized in the first quarter.

Average current loans and acceptances, including securitized loans, increased $1.5 billion or 1.0% from the preceding quarter, while personal and commercial deposits increased $1.2 billion or 1.2%.

20	• BMO Financial Group First Quarter Report 2011

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	290	25	10%	(3)	(1%	)
Non-interest revenue	72	(12)	(15% )	(13)	(16%	)
Total revenue (teb)	362	13	4%	(16)	(4%	)
Provision for credit losses	37	6	18%	6	18%
Non-interest expense	261	19	8%	(26)	(9%	)
Income before income taxes	64	(12)	(15% )	4	8%
Income taxes (teb)	22	(3)	(11% )	1	7%
Net income	42	(9)	(17% )	3	8%

Amortization of acquisition-related intangible assets (after tax)	5	1	25%	-	-
Cash net income	47	(8)	(15% )	3	6%
Operating leverage	(4.1% )		nm		nm
Cash operating leverage	(4.1% )		nm		nm
Productivity ratio (teb)	72.0%		2.8%		(3.9%	)
Cash productivity ratio (teb)	70.3%		2.7%		(3.9%	)
Net interest margin on earning assets (teb)	4.04%		0.68%		0.15%
Average earning assets ($ billions)	28.5	(2.8)	(9% )	(1.4)	(5%	)

U.S. Select Financial Data (US$ in millions, except as noted)

Net interest income (teb)	288	38	15%	5	2%
Non-interest revenue	71	(9)	(11% )	(10)	(13%	)
Total revenue (teb)	359	29	9%	(5)	(1%	)
Non-interest expense	259	31	13%	(17)	(7%	)
Net Income	42	(6)	(13% )	4	12%
Average earning assets (US$ billions)	28.3	(1.2)	(4% )	(0.5)	(2%	)

nm – not meaningful

Q1 2011 vs Q1 2010

Net income of Cdn$42 million decreased Cdn$9 million or 17%, of which Cdn$3 million was due to the effects of currency translation. Amounts in the rest of this section are in U.S. dollars. Net income of $42 million was down $6 million or 13% from $48 million a year ago, largely driven by a 23% increase in provisions for credit losses under BMO’s expected loss provisioning methodology. The impact of solid revenue growth from increased deposit balances and improved loan spreads was offset by higher expenses. The inclusion of assets and liabilities acquired in the Rockford, Illinois-based bank transaction increased revenue by $17 million and expenses by $16 million (including acquisition integration costs of $2 million pre-tax; $1 million after-tax).

On a basis that adjusts for the impact of impaired loans and acquisition integration costs, net income was $63 million, consistent with results of a year ago on a comparably-adjusted basis. On this same basis, the cash productivity ratio was 62.4%.

Revenue of $359 million increased $29 million or 8.8%, primarily due to the impact of the Rockford transaction, higher deposit balances and improved loan spreads. Deposit spread compression and lower deposit and lending fees impacted revenue growth.

Net interest margin increased due to higher loan spreads and deposit balance growth, partially offset by deposit spread compression.

Non-interest expense of $259 million was $31 million or 13% higher, primarily driven by the Rockford transaction, increases in costs of managing impaired loans, higher deposit insurance premiums and other variable employee-related costs. Expenses were reduced by a recovery of a prior period valuation adjustment on the serviced mortgage portfolio related to increased long-term interest rates.

Q1 2011 vs Q4 2010

Net income increased Cdn$3 million or 8.0% from the prior quarter. Amounts in the rest of this section are in U.S. dollars. Net income increased $4 million or 12% from the prior quarter due to reduced expenses.

Revenue decreased $5 million or 1.3%, primarily driven by lower deposit and lending fees.

Net interest margin increased due to improved loan spreads and higher deposit balances.

Non-interest expense decreased $17 million or 6.5%, primarily due to lower integration costs related to the Rockford transaction.

BMO Financial Group First Quarter Report 2011 •	21

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	103	16	18%	4	5%
Non-interest revenue	558	95	20%	64	13%
Total revenue (teb)	661	111	20%	68	12%
Provision for credit losses	2	-	-	-	-
Non-interest expense	459	57	14%	42	10%
Income before income taxes	200	54	36%	26	15%
Income taxes (teb)	47	12	30%	2	3%
Net income	153	42	38%	24	19%

Amortization of acquisition-related intangible assets (after tax)	2	1	nm	1	nm
Cash net income	155	43	38%	25	19%
Return on equity	48.3%		14.6%		7.1%
Cash return on equity	48.8%		14.7%		7.1%
Operating leverage	5.6%		nm		nm
Cash operating leverage	5.6%		nm		nm
Productivity ratio (teb)	69.5%		(3.4% )		(0.8% )
Cash productivity ratio (teb)	69.2%		(3.5% )		(0.9% )
Net interest margin on earning assets (teb)	2.92%		0.11%		0.06%
Average earning assets	13,943	1,611	13%	301	2%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	64	2	5%	2	5%
Non-interest expense	58	4	8%	4	7%
Net income	4	(1)	(22%)	-	-
Cash net income	4	(1)	(22%)	(1)	(11% )
Average earning assets	1,928	(222)	(10%)	(80)	(4% )

nm – not meaningful

Q1 2011 vs Q1 2010

Net income of $153 million increased $42 million or 38% from the same quarter a year ago. PCG net income, excluding the insurance business, was $81 million, up $14 million or 20%, driven by growth across most of our businesses. Insurance net income was $72 million for the quarter, up $28 million or 66%. The insurance business generated solid growth in net premium revenue and benefited from the effects of favourable market movements on policyholder liabilities relative to the same quarter a year ago.

Revenue increased $111 million or 20% with growth across all of our businesses. PCG, excluding insurance, revenue growth was driven by a 10% (12% in source currency) improvement in client assets under management and administration, as we remain focused on delivering the high level of service and advice that our clients expect. Revenue from the insurance business was up year over year, benefiting from higher net premium revenue and the favourable effect of the market movements outlined above. Net interest income grew from the prior year primarily due to higher deposit balances and spreads in our brokerage businesses, as well as higher loan and deposit balances in private banking. The weaker U.S. dollar lowered revenue by $4 million or 0.7%.

Non-interest expense increased $57 million or 14%, primarily due to higher revenue-based costs associated with the revenue growth in PCG excluding insurance and selective investments to benefit future revenue growth. The weaker U.S. dollar reduced expenses by $3 million or 0.7%. The productivity ratio of 69.5% improved 340 basis points from the prior year. Operating leverage was 5.6% in the current quarter.

After adjusting to exclude the impact of the weaker U.S. dollar, assets under management and administration grew $31 billion or 12%, benefiting from attracting new client assets and improved equity market conditions.

Q1 2011 vs Q4 2010

Net income increased $24 million or 19% from the fourth quarter. PCG net income, excluding the insurance business, was down $5 million or 6.0% as the impact of stock-based compensation costs for employees eligible to retire that are recognized in the first quarter of each year was only partially offset by revenue growth. Insurance net income was up $29 million or 70%.

Revenue increased $68 million or 12%, with growth across all of our businesses, particularly in brokerage and private banking. Insurance revenue also improved, benefiting largely from the effects of favourable market movements on policyholder liabilities relative to the fourth quarter and from higher net premium revenues. Net interest income also grew, largely due to higher deposit spreads in the brokerage businesses and higher loan and deposit balances in private banking.

Non-interest expense was up $42 million or 10%, primarily due to stock-based compensation costs for employees eligible to retire that are recognized in the first quarter and higher revenue-based costs in line with revenue growth. The productivity ratio of 69.5% improved 80 basis points from the prior quarter.

Assets under management and administration increased by $12 billion or 5%.

22	• BMO Financial Group First Quarter Report 2011

BMO Capital Markets (BMO CM)

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010		Increase (Decrease) vs. Q4-2010
Net interest income (teb)	336	(25)	(7% )	36	12%
Non-interest revenue	627	145	30%	91	17%
Total revenue (teb)	963	120	14%	127	15%
Provision for credit losses	30	(35)	(54% )	(36)	(54% )
Non-interest expense	493	22	5%	30	7%
Income before income taxes	440	133	43%	133	44%
Income taxes (teb)	183	88	93%	90	97%
Net income	257	45	21%	43	20%

Amortization of acquisition-related intangible assets (after tax)	-	(1)	nm	(1)	nm
Cash net income	257	44	21%	42	20%
Trading Products revenue	595	68	13%	95	19%
Investment and Corporate Banking revenue	368	52	17%	32	10%
Return on equity	21.9%		3.5%		1.8%
Cash return on equity	21.9%		3.5%		1.8%
Operating leverage	9.5%		nm		nm
Cash operating leverage	9.5%		nm		nm
Productivity ratio (teb)	51.2%		(4.7% )		(4.2% )
Cash productivity ratio (teb)	51.2%		(4.7% )		(4.2% )
Net interest margin on earning assets (teb)	0.80%		(0.13% )		0.02%
Average earning assets ($ billions)	165.7	12.4	8%	13.2	9%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	271	(3)	(1% )	21	9%
Non-interest expense	195	33	21%	(12)	(6% )
Net Income	(19)	(70)	(+100% )	(22)	(+100% )
Average earning assets (US$ billions)	55.8	8.7	19%	4.2	8%

nm – not meaningful

Q1 2011 vs Q1 2010

Net income was a strong $257 million, an increase of $45 million or 21% from a year ago. The improvement in net income was lowered by a provision for prior periods’ income taxes in the U.S. segment but results benefited from favourable market conditions. Revenue increased and there was a decrease in the provision for credit losses under BMO’s expected loss provisioning methodology. Expenses also increased, in part due to higher employee costs, as we continue to invest in strategic hiring across the business. ROE was 21.9%, up from 18.4% a year ago.

Revenue increased $120 million or 14% to $963 million. Our revenue growth was supported by our continued focus on core clients and businesses and the impact of building our capabilities and infrastructure, as well as improving economic conditions. Non-interest revenues increased significantly, primarily due to higher equity and foreign exchange trading revenue. As market conditions improve, we have seen an increase in our investment banking activity, particularly in strong mergers and acquisitions revenue. The weaker U.S. dollar decreased revenue by $15 million relative to a year ago.

Net interest income decreased due to lower trading net interest income, which lowered our net interest margin by 13 basis points to 0.80%.

Non-interest expense increased $22 million or 4.8% mainly due to higher employee costs as discussed above. The weaker U.S. dollar decreased expenses by $9 million relative to a year ago.

Q1 2011 vs Q4 2010

Net income increased $43 million or 20% from the previous quarter. The improvement in net income was lowered by the provision for prior periods’ income taxes, but results benefited from favourable market conditions. Revenue was $127 million or 15% higher, as equity trading revenue increased considerably due to an unfavourable accounting adjustment in the previous quarter. Revenue growth was also driven by an increase in investment banking activity, particularly in the mergers and acquisitions area. Net interest margin was modestly higher. The weaker U.S. dollar decreased revenue by $9 million relative to the previous quarter.

Non-interest expense increased $30 million mainly due to higher variable compensation costs, in line with revenue performance and stock-based compensation costs for employees eligible to retire that are recognized in the first quarter of the year. The weaker U.S. dollar decreased expenses by $6 million.

BMO Financial Group First Quarter Report 2011 •	23

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q1-2011	Increase (Decrease) vs. Q1-2010			Increase (Decrease) vs. Q4-2010
Net interest income before group teb offset	(150)	(16)	(12%	)	(41)	(40%	)
Group teb offset	(61)	4	6%		3	5%
Net interest income (teb)	(211)	(12)	(6%	)	(38)	(23%	)
Non-interest revenue	43	(27)	(40%	)	(31)	(43%	)
Total revenue (teb)	(168)	(39)	(31%	)	(69)	(73%	)
Provision for credit losses	43	(72)	(63%	)	21	95%
Non-interest expense	60	47	+100%		(9)	(14%	)
Loss before income taxes and non-controlling interest in subsidiaries	271	14	6%		81	45%
Income tax recovery (teb)	169	13	9%		23	17%
Non-controlling interest in subsidiaries	18	(1)	(2%	)	-	-
Net loss	120	-	-		58	97%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	(71)	(36)	(+100%	)	(30)	(76%	)
Provision for credit losses	73	(34)	(31%	)	6	9%
Non-interest expense	(17)	3	17%		-	-
Income tax recovery (teb)	76	27	59%		41	+100%
Net loss	56	(22)	(28%	)	(4)	(6%	)

Corporate Services

Corporate Services consists of the corporate units that provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, communications and human resources. Operating results reflect the impact of certain securitization and asset-liability management activities, the elimination of teb adjustments and the impact of our expected loss provisioning methodology.

BMO’s practice is to charge loss provisions to the client operating groups each year, using an expected loss provisioning methodology based on each group’s share of expected credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client operating groups under our expected loss provisioning methodology and provisions required under GAAP.

Technology and Operations

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Technology and Operations operating results are included with Corporate Services for reporting purposes. However, the costs of T&O services are transferred to the three operating groups (P&C, PCG and BMO Capital Markets) and only minor amounts are retained in T&O results. As such, results in this section largely reflect the corporate activities outlined in the preceding description of the Corporate Services unit.

Corporate Services incurred a net loss in the quarter of $120 million, unchanged from the prior year. Revenue was $39 million lower, mostly due to a $27 million reduction in non-interest revenue due in approximately equal parts to higher funding transaction fees, higher mark-to-market losses on securitization-related swaps and the impact of hedge ineffectiveness. There were also increases in technology investment expenses. Reduced revenues and increased expenses were offset by substantially lower provisions for credit losses.

The net loss in the current quarter was $58 million higher than in the fourth quarter of 2010. Reduced revenues and increased provisions for credit losses were partially offset by slightly lower expenses. Revenues were lower primarily due to a large number of small items including lower securitization-related revenues and lower interest on income tax refunds.

24	• BMO Financial Group First Quarter Report 2011

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q1-2011	Q4-2010	Q1-2010
Total non-interest expense (a)	2,046	2,023	1,839
Amortization of acquisition-related intangible assets (note 1)	(9)	(10)	(8)
Cash-based non-interest expense (b) (note 2)	2,037	2,013	1,831

Net income	776	739	657
Amortization of acquisition-related intangible assets, net of income taxes	8	9	7
Cash net income (note 2)	784	748	664
Preferred share dividends	34	34	35
Charge for capital (note 2)	495	489	458
Net economic profit (note 2)	255	225	171

Net income	776	739	657
Provision for credit losses	248	253	333
Income taxes and non-controlling interest in subsidiaries	276	214	196
Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries (PPPT) (note 2)	1,300	1,206	1,186
Revenue (c)	3,346	3,229	3,025

Revenue growth (%) (d)	10.6	8.0	23.9
Productivity ratio (%) ((a/c) x 100)	61.2	62.6	60.8
Cash productivity ratio (%) ((b/c) x 100) (note 2)	60.9	62.3	60.5
Non-interest expense growth (%) (e)	11.3	13.7	(0.1)
Cash-based non-interest expense growth (%) (f) (note 2)	11.3	13.7	-
Operating leverage (%) (d-e)	(0.7)	(5.7)	24.0
Cash operating leverage (%) (d-f) (note 2)	(0.7)	(5.7)	23.9
EPS (uses net income) ($)	1.30	1.24	1.12
Cash EPS (note 1) (uses cash net income) ($) (note 2)	1.32	1.26	1.13

Note 1:	The amortization of non-acquisition-related intangible assets is not added back in the determination of cash-based non-interest expense and cash net income.
Note 2:	These are non-GAAP amounts or non-GAAP measures.

Non-GAAP Measures

BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The above table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.

At times, we indicate that certain amounts or measures exclude the effects of items but we generally do so in conjunction with disclosure of the nearest GAAP measure and provide details of the reconciling item. Amounts and measures stated on such a basis are considered useful as they could be expected to reflect ongoing operating results or assist readers’ understanding of performance. To assist readers and when appropriate, we also provide a schedule in the Notable Items section that summarizes notable items that have affected results in certain of the reporting periods.

Cash earnings, cash productivity and cash operating leverage measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of acquisition-related intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third-party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of acquisition-related intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of acquisition-related intangible assets from non-interest expense to derive cash productivity and cash operating leverage measures.

Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of added economic value.

Income before provision for credit losses, income taxes and non-controlling interest in subsidiaries is considered a useful measure as it provides a measure of performance that excludes the impacts of credit losses and income taxes, which can at times mask performance because of their size and variability.

Notable items

From time to time, we designate certain amounts as notable items to assist in discussing their impact on our financial results. There were no items designated as notable in the current quarter or the comparable periods in 2010.

BMO Financial Group First Quarter Report 2011 •	25

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Interest, Dividend and Fee Income
Loans	$1,932	$1,925	$1,845	$1,737	$1,763
Securities	634	563	543	510	518
Deposits with banks	21	23	18	16	17
	2,587	2,511	2,406	2,263	2,298
Interest Expense
Deposits	679	666	610	527	559
Subordinated debt	33	32	30	28	29
Capital trust securities	12	14	18	19	20
Other liabilities	236	189	177	167	158
	960	901	835	741	766
Net Interest Income	1,627	1,610	1,571	1,522	1,532
Provision for credit losses (Note 2)	248	253	214	249	333
Net Interest Income After Provision for Credit Losses	1,379	1,357	1,357	1,273	1,199
Non-Interest Revenue
Securities commissions and fees	302	266	258	261	263
Deposit and payment service charges	195	199	206	197	200
Trading revenues (losses)	208	166	(1)	213	126
Lending fees	149	144	148	138	142
Card fees	45	65	67	66	35
Investment management and custodial fees	92	91	90	86	88
Mutual fund revenues	154	144	139	134	133
Securitization revenues	167	188	167	151	172
Underwriting and advisory fees	152	135	91	97	122
Securities gains, other than trading	32	40	9	54	47
Foreign exchange, other than trading	23	22	22	28	21
Insurance income	122	83	70	86	82
Other	78	76	70	16	62
	1,719	1,619	1,336	1,527	1,493
Net Interest Income and Non-Interest Revenue	3,098	2,976	2,693	2,800	2,692
Non-Interest Expense
Employee compensation (Note 8)	1,210	1,120	1,062	1,071	1,111
Premises and equipment	343	379	337	319	308
Amortization of intangible assets	50	46	52	55	50
Travel and business development	86	109	85	77	72
Communications	60	60	61	58	50
Business and capital taxes	11	10	19	12	11
Professional fees	99	118	98	79	77
Other	187	181	184	159	160
	2,046	2,023	1,898	1,830	1,839
Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	1,052	953	795	970	853
Provision for income taxes	258	196	107	207	177
	794	757	688	763	676
Non-controlling interest in subsidiaries	18	18	19	18	19
Net Income	$776	$739	$669	$745	$657

Preferred share dividends	$34	$34	$33	$34	$35
Net income available to common shareholders	$742	$705	$636	$711	$622
Average common shares (in thousands)	567,301	565,088	561,839	558,320	553,992
Average diluted common shares (in thousands)	569,938	568,083	565,196	561,868	557,311
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.31	$1.25	$1.13	$1.27	$1.12
Diluted	1.30	1.24	1.13	1.26	1.12
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70

The accompanying notes are an integral part of these interim consolidated financial statements.

26	• BMO Financial Group First Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Assets
Cash and Cash Equivalents	$20,717	$17,368	$15,083	$13,623	$12,341
Interest Bearing Deposits with Banks	3,522	3,186	3,121	2,741	3,563
Securities
Trading	74,377	71,710	66,300	70,978	64,874
Available-for-sale	47,367	50,543	51,899	50,886	52,644
Other	1,137	1,146	1,151	1,534	1,552
	122,881	123,399	119,350	123,398	119,070
Securities Borrowed or Purchased Under Resale Agreements	35,887	28,102	24,317	25,053	34,498
Loans
Residential mortgages	50,294	48,715	47,097	46,671	46,535
Consumer instalment and other personal	51,751	51,159	49,741	47,774	46,813
Credit cards	3,221	3,308	3,304	3,318	3,324
Businesses and governments	66,334	68,338	68,407	66,894	67,690
	171,600	171,520	168,549	164,657	164,362
Customers’ liability under acceptances	7,194	7,001	6,885	6,981	7,169
Allowance for credit losses (Note 2)	(1,880)	(1,878)	(1,879)	(1,885)	(1,943)
	176,914	176,643	173,555	169,753	169,588
Other Assets
Derivative instruments	39,354	49,759	47,947	41,469	45,702
Premises and equipment	1,537	1,560	1,565	1,552	1,628
Goodwill	1,598	1,619	1,627	1,609	1,584
Intangible assets	822	812	748	749	712
Other	10,012	9,192	10,073	10,219	9,937
	53,323	62,942	61,960	55,598	59,563
Total Assets	$413,244	$411,640	$397,386	$390,166	$398,623
Liabilities and Shareholders’ Equity
Deposits (Note 10)
Banks	$19,882	$19,435	$19,262	$24,399	$22,318
Businesses and governments	133,084	130,773	123,882	115,251	119,568
Individuals	98,634	99,043	99,647	99,610	98,413
	251,600	249,251	242,791	239,260	240,299
Other Liabilities
Derivative instruments	37,393	47,970	45,110	39,523	42,867
Acceptances	7,194	7,001	6,885	6,981	7,169
Securities sold but not yet purchased	22,152	16,438	18,424	16,475	15,953
Securities lent or sold under repurchase agreements	52,143	47,110	42,237	46,323	50,226
Other	16,656	17,414	16,175	16,257	16,592
	135,538	135,933	128,831	125,559	132,807
Subordinated Debt (Note 9)	3,713	3,776	3,747	3,682	3,742
Capital Trust Securities (Note 10)	400	800	800	1,150	1,150
Shareholders’ Equity
Share capital (Note 11)	9,572	9,498	9,311	9,161	8,939
Contributed surplus	102	92	90	88	89
Retained earnings	13,192	12,848	12,539	12,299	11,981
Accumulated other comprehensive loss	(873)	(558)	(723)	(1,033)	(384)
	21,993	21,880	21,217	20,515	20,625
Total Liabilities and Shareholders’ Equity	$413,244	$411,640	$397,386	$390,166	$398,623

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2011 •	27

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Net income	$776	$657
Other Comprehensive Income
Net change in unrealized losses on available-for-sale securities	(94)	(23)
Net change in unrealized gains (losses) on cash flow hedges	(156)	85
Net loss on translation of net foreign operations	(65)	(47)
Total Comprehensive Income	$461	$672

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Preferred Shares
Balance at beginning of period	$2,571	$2,571
Balance at End of Period	2,571	2,571
Common Shares
Balance at beginning of period	6,927	6,198
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	50	126
Issued under the Stock Option Plan	24	44
Balance at End of Period	7,001	6,368
Contributed Surplus
Balance at beginning of period	92	79
Stock option expense/exercised	10	10
Balance at End of Period	102	89
Retained Earnings
Balance at beginning of period	12,848	11,748
Net income	776	657
Dividends – Preferred shares	(34)	(35)
– Common shares	(398)	(389)
Balance at End of Period	13,192	11,981
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	515	480
Unrealized losses on available-for-sale securities arising during the period (net of income tax recovery of $39 and $9)	(86)	(21)
Reclassification to earnings of gains in the period (net of income tax recovery of $4 and less than $1)	(8)	(2)
Balance at End of Period	421	457
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	62	14
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $68 and $(26))	(183)	77
Reclassification to earnings of losses on cash flow hedges (net of income tax provision of $(10) and $(6))	27	8
Balance at End of Period	(94)	99
Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,135)	(893)
Unrealized loss on translation of net foreign operations	(229)	(141)
Impact of hedging unrealized loss on translation of net foreign operations (net of income tax provision of $(64) and $(39))	164	94
Balance at End of Period	(1,200)	(940)
Total Accumulated Other Comprehensive Loss	(873)	(384)
Total Shareholders’ Equity	$21,993	$20,625

The accompanying notes are an integral part of these interim consolidated financial statements.

28	• BMO Financial Group First Quarter Report 2011

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2011	January 31, 2010
Cash Flows from Operating Activities
Net income	$776	$657
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	1	18
Net (gain) on securities, other than trading	(33)	(65)
Net (increase) in trading securities	(3,220)	(6,000)
Provision for credit losses	248	333
(Gain) on sale of securitized loans (Note 3)	(126)	(122)
Change in derivative instruments - decrease in derivative asset	9,865	1,637
- (decrease) in derivative liability	(9,786)	(1,409)
Amortization of premises and equipment	75	65
Amortization of intangible assets	50	50
Net (increase) decrease in future income tax asset	(57)	21
Net (increase) decrease in current income tax asset	155	(660)
Change in accrued interest - decrease in interest receivable	159	101
- (decrease) in interest payable	(155)	(268)
Changes in other items and accruals, net	(2,475)	272
(Gain) on sale of land and buildings	(1)	(4)
Net Cash (Used in) Operating Activities	(4,524)	(5,374)
Cash Flows from Financing Activities
Net increase in deposits	2,758	5,572
Net increase in securities sold but not yet purchased	5,829	3,926
Net increase in securities lent or sold under repurchase agreements	5,405	4,227
Proceeds from issuance of covered bond deposit (Note 10)	1,500	-
Repayment of subordinated debt (Note 9)	-	(500)
Proceeds from issuance of common shares	27	44
Redemption of Capital Trust Securities (Note 10)	(400)	-
Cash dividends paid	(385)	(298)
Net Cash Provided by Financing Activities	14,734	12,971
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(376)	(261)
Purchases of securities, other than trading	(4,337)	(8,045)
Maturities of securities, other than trading	5,449	2,322
Proceeds from sales of securities, other than trading	2,176	2,797
Net (increase) in loans	(2,056)	(2,517)
Proceeds from securitization of loans (Note 3)	703	333
Net (increase) decrease in securities borrowed or purchased under resale agreements	(8,072)	1,154
Proceeds from sales of land and buildings	1	5
Premises and equipment - net purchases	(39)	(54)
Purchased and developed software - net purchases	(67)	(43)
Acquisitions (Note 7)	(20)	(898)
Net Cash (Used in) Investing Activities	(6,638)	(5,207)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(223)	(4)
Net Increase in Cash and Cash Equivalents	3,349	2,386
Cash and Cash Equivalents at Beginning of Period	17,368	9,955
Cash and Cash Equivalents at End of Period	$20,717	$12,341
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	19,810	11,341
Cheques and other items in transit, net	907	1,000
	$20,717	$12,341
Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$1,118	$1,039
Amount of income taxes paid (refunded) in the period	$(23)	$810

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2011 •	29

Notes to Consolidated Financial Statements

January 31, 2011 (Unaudited)

Note 1: Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2010 as set out on pages 114 to 168 of our 2010 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2010 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our

Consolidated Balance Sheet. As at January 31, 2011, there was a $13 million ($nil as at January 31, 2010) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Specific Allowance at beginning of period	52	33	47	51	481	507	10	5	590	596
Provision for credit losses	31	24	125	146	92	158	-	5	248	333
Recoveries	3	2	29	30	26	13	-	-	58	45
Write-offs	(23)	(22)	(147)	(171)	(119)	(161)	-	-	(289)	(354)
Foreign exchange and other	2	-	2	-	(3)	(7)	-	-	1	(7)
Specific Allowance at end of period	65	37	56	56	477	510	10	10	608	613

General Allowance at beginning of period	22	18	340	266	891	968	44	54	1,297	1,306
Provision for credit losses	6	5	39	44	(47)	(40)	2	(9)	-	-
Foreign exchange and other	-	-	-	24	(12)	-	-	-	(12)	24
General Allowance at end of period	28	23	379	334	832	928	46	45	1,285	1,330
Total Allowance	93	60	435	390	1,309	1,438	56	55	1,893	1,943
Comprised of: Loans	93	60	435	390	1,296	1,438	56	55	1,880	1,943
Other credit instruments	-	-	-	-	13	-	-	-	13	-

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on these loans. For the quarter ended January 31, 2011, we recorded new provisions for credit losses of $2 million and recoveries of $6 million related to loans covered by the FDIC loss share agreement. These amounts are net of the amounts expected to be reimbursed by the FDIC.

30	• BMO Financial Group First Quarter Report 2011

Note 3: Securitization

The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the quarter ended January 31, 2011 and 2010:

(Canadian $ in millions)
	Residential mortgages		Credit card loans		Total
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Net cash proceeds (1)	699	331	-	-	699	331
Deferred purchase price	29	18	-	-	29	18
Servicing liability	(4)	(3)	-	-	(4)	(3)
	724	346	-	-	724	346
Loans sold	709	337	-	-	709	337
Gain on sale of loans from new securitizations	15	9	-	-	15	9
Gain on sale of loans sold to revolving securitization vehicles	12	18	99	95	111	113

(1)	Net cash proceeds represent cash proceeds less issuance costs.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Weighted-average life (years)	3.76	4.87	1.00	1.00
Prepayment rate (%)	17.50	16.00	37.63	36.52
Interest rate (%)	4.10	4.19	21.71	21.47
Expected credit losses (%) (1)	-	-	3.90	4.45
Discount rate (%)	2.40	2.87	9.22	9.23

(1)	As the residential mortgages are fully insured, there are no expected credit losses.

BMO Financial Group First Quarter Report 2011 •	31

Note 4: Variable Interest Entities

Total assets in our Variable Interest Entities (“VIEs”) and our maximum exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 128 to 130 of our 2010 Annual Report.

(Canadian $ in millions)	January 31, 2011						October 31, 2010
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided (2)	Securities held	Derivative assets	Total
Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	2,603	-	108	10	2,721	2,269	2,958	-	113	14	3,085	2,976
U.S. customer securitization vehicle	3,610	165	-	10	3,785	3,703	3,905	251	-	2	4,158	4,074
Bank securitization vehicles (3)	5,100	-	641	55	5,796	9,469	5,100	-	637	100	5,837	9,469
Credit protection vehicle – Apex (4)(5)	1,030	-	1,202	349	2,581	2,211	1,030	-	1,128	669	2,827	2,208
Structured investment vehicles (6)	91	4,356	-	24	4,471	4,434	171	5,097	-	30	5,298	5,225
Structured finance vehicles	na	na	6,020	-	6,020	6,727	na	na	4,745	-	4,745	5,330
Capital and funding trusts	43	12	2	-	57	1,279	43	12	2	-	57	1,277
Total	12,477	4,533	7,973	448	25,431	30,092	13,207	5,360	6,625	815	26,007	30,559
Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	127	-	125	-	252	125	200	-	196	-	396	196
Capital and funding trusts	3,548	7,452	580	51	11,631	9,510	4,081	6,919	740	76	11,816	9,673
Structured finance vehicles	-	-	26	-	26	26	-	-	27	-	27	27
Total	3,675	7,452	731	51	11,909	9,661	4,281	6,919	963	76	12,239	9,896

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our bank securitization vehicles, our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at January 31, 2011 and October 31, 2010. Backstop liquidity facilities provided to our U.S. customer securitization vehicle include credit support and are discussed in Note 6.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans - Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $115 million of asset-backed commercial paper classified as trading securities ($105 million in 2010), $255 million of deferred purchase price ($261 million in 2010) and $271 million of asset-backed securities ($271 million in 2010) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties that are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. We have written these notes down to $nil as at January 31, 2011 and October 31, 2010.

(7)	Total assets held as at January 31, 2011 are comprised of a loan of $91 million ($135 million as at October 31, 2010) and $34 million of other assets ($61 million as at October 31, 2010).

na – not applicable

32	• BMO Financial Group First Quarter Report 2011

Note 5: Financial Instruments

Change in Accounting Policy

On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	January 31, 2011	October 31, 2010	July 31, 2010	April 30, 2010	January 31, 2010
Fair value of securities at beginning of period	435	606	791	1,038	1,378
Net (sales/maturities) purchases	(41)	(175)	(183)	(227)	(343)
Fair value change recorded in other comprehensive income	(3)	(2)	(5)	24	38
Other than temporary impairment recorded in income	-	-	-	(8)	(9)
Impact of foreign exchange	(4)	6	3	(36)	(26)
Fair value of securities at end of period	387	435	606	791	1,038

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 117, 132 and 160 to 161 in our 2010 Annual Report for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2011			October 31, 2010
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	20,717	20,717	-	17,368	17,368	-
Interest bearing deposits with banks	3,522	3,522	-	3,186	3,186	-
Securities	122,881	122,920	39	123,399	123,433	34
Securities borrowed or purchased under resale agreements	35,887	35,887	-	28,102	28,102	-
Loans
Residential mortgages	50,294	50,985	691	48,715	49,531	816
Consumer instalment and other personal	51,751	51,869	118	51,159	51,223	64
Credit cards	3,221	3,221	-	3,308	3,308	-
Business and governments	66,334	66,118	(216)	68,338	68,084	(254)
	171,600	172,193	593	171,520	172,146	626
Customers’ liability under acceptances	7,194	7,192	(2)	7,001	6,998	(3)
Allowance for credit losses	(1,880)	(1,880)	-	(1,878)	(1,878)	-
Total loans and customers’ liability under acceptances, net of allowance for credit losses	176,914	177,505	591	176,643	177,266	623
Derivative instruments	39,354	39,354	-	49,759	49,759	-
Premises and equipment	1,537	1,537	-	1,560	1,560	-
Goodwill	1,598	1,598	-	1,619	1,619	-
Intangible assets	822	822	-	812	812	-
Other assets	10,012	10,012	-	9,192	9,192	-
	413,244	413,874	630	411,640	412,297	657
Liabilities
Deposits	251,600	251,725	125	249,251	249,544	293
Derivative instruments	37,393	37,393	-	47,970	47,970	-
Acceptances	7,194	7,194	-	7,001	7,001	-
Securities sold but not yet purchased	22,152	22,152	-	16,438	16,438	-
Securities lent or sold under repurchase agreements	52,143	52,143	-	47,110	47,110	-
Other liabilities	16,656	16,727	71	17,414	17,504	90
Subordinated debt	3,713	3,862	149	3,776	3,947	171
Capital trust securities	400	416	16	800	823	23
Shareholders’ equity	21,993	21,993	-	21,880	21,880	-
	413,244	413,605	361	411,640	412,217	577
Total fair value adjustment			269			80

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated as Held for Trading

A portion of our structured note liabilities has been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was an increase in non-interest revenue, trading revenues of $47 million for the quarter ended January 31, 2011. This includes an increase of

$4 million for the quarter ended January 31, 2011 attributable to changes in our credit spread (a decrease in non-interest revenue, trading revenues of $26 million and a charge of $6 million, respectively, for the quarter ended January 31, 2010). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

BMO Financial Group First Quarter Report 2011 •	33

The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to January 31, 2011 was an unrealized loss of $25 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes accounted for as held for trading as at January 31, 2011 were $3,947 million and $4,086 million, respectively ($3,976 million and $4,084 million, respectively, as at October 31, 2010).

We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at January 31, 2011 was $4,349 million ($4,153 million as at October 31, 2010). The impact of recording these as trading securities was a decrease in non-interest revenue, insurance income of $62 million for the quarter ended January 31, 2011 (increase of $92 million for the quarter ended January 31, 2010). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

Fair Value Measurement

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	January 31, 2011			October 31, 2010
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	17,137	33	-	15,932	72	-
Canadian provincial and municipal governments	3,895	25	-	3,910	5	-
U.S. federal government	8,863	-	-	8,060	-	-
U.S. states, municipalities and agencies	837	183	-	849	205	-
Other governments	1,071	-	-	1,365	-	-
Mortgage-backed securities and collateralized mortgage obligations	819	198	-	859	-	211
Corporate debt	7,516	3,511	1,302	7,419	3,595	1,358
Corporate equity	28,052	935	-	27,267	603	-
	68,190	4,885	1,302	65,661	4,480	1,569
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	13,868	-	-	14,701	-	-
Canadian provincial and municipal governments	1,377	279	-	1,442	253	-
U.S. federal government	5,692	-	-	5,658	-	-
U.S. states, municipalities and agencies	-	4,001	18	-	4,237	20
Other governments	7,779	732	-	9,455	587	-
Mortgage-backed securities and collateralized mortgage obligations	656	7,450	-	688	8,204	20
Corporate debt	3,246	163	1,429	2,959	133	1,500
Corporate equity	137	180	360	139	178	369
	32,755	12,805	1,807	35,042	13,592	1,909
Fair Value Liabilities
Securities sold but not yet purchased	22,152	-	-	16,438	-	-
Structured note liabilities	-	3,947	-	-	3,976	-
	22,152	3,947	-	16,438	3,976	-
Derivative Assets
Interest rate contracts	25	23,620	182	24	33,862	217
Foreign exchange contracts	30	9,794	-	45	10,089	-
Commodity contracts	2,020	418	-	2,207	382	-
Equity contracts	1,508	715	3	1,028	617	8
Credit default swaps	-	898	141	-	1,120	160
	3,583	35,445	326	3,304	46,070	385
Derivative Liabilities
Interest rate contracts	27	22,816	39	38	32,593	48
Foreign exchange contracts	17	9,111	-	20	9,517	-
Commodity contracts	1,689	342	-	2,087	501	-
Equity contracts	97	2,429	68	53	2,109	71
Credit default swaps	-	755	3	-	930	3
	1,830	35,453	110	2,198	45,650	122

34	• BMO Financial Group First Quarter Report 2011

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at January 31, 2011 for the most significant Level 3 instruments is provided below.

Within Level 3 trading securities is corporate debt of $1,234 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale corporate debt securities is the deferred purchase price of $602 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows. The significant inputs for the valuation model include interest rate, weighted-average prepayment rate, weighted-average maturity, expected credit losses and weighted-average discount rate. The determination of interest rates has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $86 million and $(86) million, respectively.

Within derivative assets and derivative liabilities as at January 31, 2011 was $322 million and $41 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the quarter ended January 31, 2011.

During the quarter ended January 31, 2011, $207 million and $20 million of mortgage-backed securities and collateralized mortgage obligations were transferred from Level 3 to Level 2 within trading securities and available-for-sale securities, respectively, as values for these securities are now obtained through a third party vendor and are based on market prices. Similarly, during the quarter ended January 31, 2011, corporate debt securities within trading securities were transferred from Level 3 to Level 2 as values for these securities are now obtained through a third party vendor and are based on market prices.

During the quarter ended January 31, 2011, derivative assets of $6 million and derivative liabilities of $9 million were transferred from Level 3 to Level 2 as market information became available for certain over-the-counter equity contracts.

During the year ended October 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as the Montreal Accord were transferred from Level 3 to Level 2 within corporate debt trading securities because we are now valuing the notes based on broker quotes rather than internal models due to increased broker/dealer trading of these securities, resulting in improved liquidity. In addition, certain available-for-sale corporate debt securities that were previously valued using observable market information were transferred from Level 2 to Level 1 as values for these securities became available in active markets.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the quarter ended January 31, 2011, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group First Quarter Report 2011 •	35

(Canadian $ in millions)
		Change in Fair Value
For the three months ended January 31, 2011	Balance, October 31, 2010	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers out of Level 3	Fair Value as at January 31, 2011	Unrealized Gains (losses) (2)
Trading Securities
Mortgage-backed securities and collateralized mortgage obligations	211	(4)	-	-	-	-	(207)	-	-
Corporate debt	1,358	(3)	-	42	(1)	-	(94)	1,302	4
Total trading securities	1,569	(7)	-	42	(1)	-	(301)	1,302	4
Available-for-Sale Securities
Issued or guaranteed by: U.S. states, municipalities and agencies	20	1	-	-	(3)	-	-	18	-
Mortgage-backed securities and collateralized mortgage obligations	20	-	-	-	-	-	(20)	-	-
Corporate debt	1,500	(60)	(4)	36	(8)	(35)	-	1,429	(4)
Corporate equity	369	(5)	(6)	5	(3)	-	-	360	(6)
Total available-for-sale securities	1,909	(64)	(10)	41	(14)	(35)	(20)	1,807	(10)
Derivative Assets
Interest rate contracts	217	(5)	-	-	-	(30)	-	182	182
Equity contracts	8	1	-	-	-	-	(6)	3	3
Credit default swaps	160	(10)	-	-	-	(9)	-	141	141
Total derivative assets	385	(14)	-	-	-	(39)	(6)	326	326
Derivative Liabilities
Interest rate contracts	48	-	-	-	-	(9)	-	39	39
Equity contracts	71	6	-	-	-	-	(9)	68	68
Credit default swaps	3	-	-	-	-	-	-	3	3
Total derivative liabilities	122	6	-	-	-	(9)	(9)	110	110

(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on January 31, 2011 are included in earnings in the period.
For available-for-sale securities, the unrealized gains or losses on securities still held on January 31, 2011 are included in Accumulated Other Comprehensive Income.

Other Items Measured at Fair Value

Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.

As at January 31, 2011, the bank held $159 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the quarter ended January 31, 2011, we recorded write-downs of $12 million on these assets.

Note 6: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,154 million as at January 31, 2011 ($10,163 million as at October 31, 2010). None of the standby letters of credit or guarantees had an investment rating as at January 31, 2011 or October 31, 2010. The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at January 31, 2011, $13 million ($9 million as at October 31, 2010) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 2). No other amount was included in our Consolidated Balance Sheet as at January 31, 2011 and October 31, 2010 related to those standby letters of credit and guarantees.

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $13,176 million as at January 31, 2011 ($14,009 million as at October 31, 2010), of which $10,587 million relates to facilities that are investment grade, $1,559 million that are non-investment grade and $1,030 million that are not rated ($11,036 million, $625 million and $2,348 million, respectively, as at October 31, 2010). As at January 31, 2011, $195 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($292 million as at October 31, 2010), of which $165 million (US$165 million) ($251 million or US$246 million as at October 31, 2010) related to the U.S. customer securitization vehicle discussed in Note 4.

36	• BMO Financial Group First Quarter Report 2011

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.

Senior Funding Facilities

We also provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. As at January 31, 2011, $4,356 million had been drawn ($5,097 million as at October 31, 2010) in accordance with the terms of the funding facilities related to the SIVs. As at January 31, 2011, no amounts had been drawn down in accordance with the terms of the funding facility provided to our credit protection vehicle ($nil as at October 31, 2010) (See Note 4).

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at January 31, 2011 or October 31, 2010.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $39,115 million as at January 31, 2011 ($40,650 million as at October 31, 2010), of which $36,544 million relates to swaps that are investment grade, $2,349 million are non-investment grade swaps and $222 million are not rated ($37,764 million, $2,622 million and $264 million, respectively, as at October 31, 2010). The terms of these contracts range from one day to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $758 million as at January 31, 2011 ($933 million as at October 31, 2010).

Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to eight years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $453 million as at January 31, 2011 ($599 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $93 million as at January 31, 2011 ($87 million as at October 31, 2010), none of which had an investment rating (none of which had an investment rating as at October 31, 2010).

Note 7: Acquisitions

We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

AMCORE Bank, N.A. (“AMCORE”)

On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the FDIC for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the year ended October 31, 2010, we reduced the purchase price by $28 million based on a revaluation of the net assets acquired. As part of the acquisition, we had the option to purchase certain AMCORE branches after the close of the transaction. During the quarter ended January 31, 2011, we increased the purchase price by $20 million to $245 million as a result of the purchase of certain of these branches. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.

Future Acquisitions

Marshall & Ilsley Corporation (“M&I”)

On December 17, 2010, we announced that we had reached a definitive agreement to purchase M&I in a common stock-for-common stock transaction. The purchase price will depend on the number of M&I common shares outstanding at the closing date and is estimated at $4.1 billion. In addition, we have agreed to purchase M&I’s Troubled Asset Relief Program (“TARP”) preferred shares and warrants from the U.S. Treasury. The acquisition of M&I will strengthen our competitive position in the U.S. Midwest markets. Subject to regulatory approval and shareholders’ vote, the acquisition is expected to close in the third quarter of fiscal 2011. M&I will primarily be part of our Personal and Commercial Banking U.S. reporting segment.

Lloyd George Management (“LGM”)

On January 11, 2011, we announced that we had reached a definitive agreement to purchase Hong Kong-based LGM. The acquisition will allow us to expand our portfolio management capabilities in Asia and emerging markets. The acquisition is anticipated to close early in the third quarter of fiscal 2011. LGM will be part of our Private Client Group reporting segment.

BMO Financial Group First Quarter Report 2011 •	37

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)

AMCORE
Cash resources (1)	420
Securities	10
Loans	1,551
Premises and equipment	20
Goodwill	86
Intangible assets	24
Other assets	494
Total assets	2,605
Deposits	2,207
Other liabilities	153
Total liabilities	2,360
Purchase price	245

(1)	Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.

Note 8: Employee Compensation

Stock Options

During the quarter ended January 31, 2011, we granted a total of 1,798,913 stock options (1,737,204 stock options during the quarter ended January 31, 2010). The weighted-average fair value of options granted during the quarter ended

January 31, 2011 was $10.60 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the three months ended January 31, 2011
Expected dividend yield	4.7%
Expected share price volatility	24.0%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010
Benefits earned by employees	38	33	6	5
Interest cost on accrued benefit liability	63	64	13	14
Actuarial loss recognized in expense	21	18	1	1
Amortization of plan amendment costs	4	4	(2)	(2)
Expected return on plan assets	(82)	(71)	(1)	(1)
Benefits expense	44	48	17	17
Canada and Quebec pension plan expense	15	14	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	61	64	17	17

Note 9: Subordinated Debt

During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million.

The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.

Note 10: Deposits and Capital Trust Securities

Deposits

During the quarter ended January 31, 2011, we had a deposit related to the issuance of US$1.5 billion Covered Bond – Series 3. This deposit pays interest of 2.625% and matures in January 25, 2016.

Capital Trust Securities

During the quarter ended January 31, 2011, we redeemed all of our BMO Capital Trust Securities – Series B (“BMO BOaTs – Series B”) at a redemption amount equal to $1,000, for an aggregate redemption of $400 million, plus unpaid distributions.

38	• BMO Financial Group First Quarter Report 2011

Note 11: Share Capital

During the quarter ended January 31, 2011, and January 31, 2010 we did not issue or redeem any preferred shares.

On December 13, 2010, we announced the renewal of our normal course issuer bid, which allows us to repurchase up to 15,000,000 of our common shares during the period from December 16, 2010 to December 15, 2011.

We did not repurchase any shares under our previous normal course issuer bid, which expired on December 1, 2010. The previous normal course issuer bid authorized the repurchase for cancellation up to 15,000,000 of our common shares commencing December 2, 2009.

During the quarters ended January 31, 2011 and January 31, 2010, we did not repurchase any common shares under our normal course issuer bid.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)	January 31, 2011			October, 31, 2010

	Number of shares	Amount	Number of shares	Amount	Convertible into...
Preferred Shares - Classified as Equity
Class B - Series 5	8,000,000	200	8,000,000	200	-
Class B - Series 10 (b)	12,000,000	396	12,000,000	396	common shares (c)
Class B - Series 13	14,000,000	350	14,000,000	350	-
Class B - Series 14	10,000,000	250	10,000,000	250	-
Class B - Series 15	10,000,000	250	10,000,000	250	-
Class B - Series 16	12,000,000	300	12,000,000	300	preferred shares - class B-series 17 (d)
Class B - Series 18	6,000,000	150	6,000,000	150	preferred shares - class B-series 19 (d)
Class B - Series 21	11,000,000	275	11,000,000	275	preferred shares - class B-series 22 (d)
Class B - Series 23	16,000,000	400	16,000,000	400	preferred shares - class B-series 24 (d)
		2,571		2,571
Common Shares	567,773,318	7,001	566,468,440	6,927
Share Capital		9,572		9,498

(a)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2010 on pages 145 to 149 of our 2010 Annual Report.
(b)	Face value is US$300 million.
(c)	The number of shares issuable on conversion is not determinable until the date of conversion.
(d)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(e)	The stock options issued under stock option plan are convertible into 16,058,605 common shares as at January 31, 2011 (15,232,139 common shares as at October 31, 2010).

Note 12: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	January 31, 2010
Net income	776	657
Dividends on preferred shares	(34)	(35)
Net income available to common shareholders	742	622
Average number of common shares outstanding (in thousands)	567,301	553,992
Basic earnings per share (Canadian $)	1.31	1.12

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2011	January 31, 2010
Net income available to common shareholders adjusted for dilution effect	742	622
Average number of common shares outstanding (in thousands)	567,301	553,992
Convertible shares	248	253
Stock options potentially exercisable (1)	10,298	10,454
Common shares potentially repurchased	(7,909)	(7,388)
Average diluted number of common shares outstanding (in thousands)	569,938	557,311
Diluted earnings per share (Canadian $)	1.30	1.12

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 458,124 with a weighted-average exercise price of $63.92 for the three months ended January 31, 2011 (1,108,825 with a weighted-average exercise price of $58.39 for the three months ended January 31, 2010) as the average share price for the period did not exceed the exercise price.

BMO Financial Group First Quarter Report 2011 •	39

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met our capital targets as at January 31, 2011. Our capital position as at January 31, 2011 is detailed in the Capital Management section on page 14 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 14: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at January 31, 2011 are outlined in the Risk Management section on page 9 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred their balances to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional markets, with a broad offering of wealth management products and solutions. PCG operates in both Canada and the United States, as well as in China and the United Kingdom.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. Effective in the year ended October 31, 2010, we identified U.S. mid-market client accounts that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.

40	• BMO Financial Group First Quarter Report 2011

Corporate Services

Corporate Services includes the corporate units that provide expertise and governance support in areas such as Technology and Operations (“T&O”), strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.

T&O manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.

Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.

Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provisions for credit losses, as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

During the year ended October 31, 2010, we changed the accounting for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues.

The change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.

Provisions for Credit Losses

Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.

Securitization Accounting

During the year ended October 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada, with offsetting amounts in Corporate Services, and net interest income earned on all securitized mortgage assets is included in P&C Canada net interest income. Previously, net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Prior periods have been restated to conform to this new presentation.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group First Quarter Report 2011 •	41

Our results and average assets, grouped by operating segment and geographic region, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2011 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis)
Net interest income	1,109	290	103	336	(211)	1,627
Non-interest revenue	419	72	558	627	43	1,719
Total Revenue	1,528	362	661	963	(168)	3,346
Provision for credit losses	136	37	2	30	43	248
Amortization	34	19	9	7	49	118
Non-interest expense	739	242	450	486	11	1,928
Income before taxes and non-controlling interest in subsidiaries	619	64	200	440	(271)	1,052
Income taxes	175	22	47	183	(169)	258
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income	444	42	153	257	(120)	776
Average Assets	151,320	31,425	14,991	209,933	10,251	417,920
Goodwill (As At)	120	1,002	362	112	2	1,598

For the three months ended January 31, 2010 (2)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (1)	Total (GAAP basis)
Net interest income	1,018	265	87	361	(199)	1,532
Non-interest revenue	394	84	463	482	70	1,493
Total Revenue	1,412	349	550	843	(129)	3,025
Provision for credit losses	120	31	2	65	115	333
Amortization	33	16	9	9	48	115
Non-interest expense	678	226	393	462	(35)	1,724
Income before taxes and non-controlling interest in subsidiaries	581	76	146	307	(257)	853
Income taxes	178	25	35	95	(156)	177
Non-controlling interest in subsidiaries	-	-	-	-	19	19
Net Income	403	51	111	212	(120)	657
Average Assets	141,347	33,152	13,593	201,538	4,090	393,720
Goodwill (As At)	128	973	365	116	2	1,584

For the three months ended January 31, 2011 (2)	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,256	348	23	1,627
Non-interest revenue	1,321	305	93	1,719
Total Revenue	2,577	653	116	3,346
Provision for credit losses	116	132	-	248
Amortization	88	29	1	118
Non-interest expense	1,396	480	52	1,928
Income before taxes and non-controlling interest in subsidiaries	977	12	63	1,052
Income taxes	224	29	5	258
Non-controlling interest in subsidiaries	13	5	-	18
Net Income	740	(22)	58	776
Average Assets	273,120	121,858	22,942	417,920
Goodwill (As At)	447	1,130	21	1,598

For the three months ended January 31, 2010 (2)	Canada	United States	Other countries	Total (GAAP basis)
Net interest income	1,149	347	36	1,532
Non-interest revenue	1,076	333	84	1,493
Total Revenue	2,225	680	120	3,025
Provision for credit losses	138	190	5	333
Amortization	87	27	1	115
Non-interest expense	1,256	425	43	1,724
Income before taxes and non-controlling interest in subsidiaries	744	38	71	853
Income taxes	168	1	8	177
Non-controlling interest in subsidiaries	14	5	-	19
Net Income	562	32	63	657
Average Assets	257,126	110,612	25,982	393,720
Goodwill (As At)	452	1,110	22	1,584

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis - see Basis of Presentation section.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

42	• BMO Financial Group First Quarter Report 2011

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2010 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, March 1, 2011, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Tuesday, May 24, 2011, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Tuesday, May 24, 2011.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656

Terry Glofcheskie, Director, terry.glofcheskie@bmo.com, 416-867-5452

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Russel Robertson, Chief Financial Officer

russ.robertson@bmo.com, 416-867-7360

Corporate Secretary

Blair Morrison, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

November 2010 $60.22

December 2010 $57.35

January 2011 $59.05

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the
United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com

®	Registered trademark of Bank of Montreal

Annual Meeting 2011 The next Annual Meeting of Shareholders will be held on Tuesday, March 22, 2011, in Vancouver, British Columbia.